Filed pursuant to

General Instruction II.L. of Form F-10;

File No. 333-254517

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the accompanying short form base shelf prospectus dated April 1, 2021 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus dated April 1, 2021 to which it relates from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Perpetua Resources Corp. at Suite 201, 405 S 8th Street, Boise, Idaho, USA, 83702, telephone (208) 901-3060 and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

To Short Form Base Shelf Prospectus Dated April 1, 2021

New Issue	August 13, 2021

PERPETUA RESOURCES CORP.

US$50,000,000

Common Shares at a price of US$5.25 per Common Share

This prospectus supplement of Perpetua Resources Corp. ("Perpetua" or the "Company") together with the short form base shelf prospectus dated April 1, 2021 hereby qualifies the distribution (the "Offering") of 9,523,810 common shares without par value in the capital of the Company (the "Offered Shares") at a public offering price of US$5.25 per share (the "Offering Price"). The Offered Shares include 3,835,810 Common Shares being purchased by Paulson & Co. Inc. (“Paulson”) pursuant to Paulson’s contractual participation right under the Paulson IRA (as defined in "Plan of Distribution—Participation Rights"). The terms of the Offering were determined by negotiation between the Company and each of B. Riley Securities, Inc. and Cantor Fitzgerald Canada Corporation, as underwriters (the "Underwriters"). The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents. The Offering is being made pursuant to an underwriting agreement (the "Underwriting Agreement") dated August 12, 2021 between the Company and the Underwriters. See "Plan of Distribution".

This Offering is made in the United States by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted in the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States.

B. Riley Securities	Cantor

Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), and thus may not be comparable to financial statements of United States companies.

The ability of purchasers of securities to enforce civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is existing under the laws of British Columbia, Canada, that some or all of the experts named in this Prospectus are residents of Canada, and some or all of the assets of said persons are located outside the United States. See "Enforcement of Civil Liabilities" in this prospectus supplement.

Prospective investors should be aware that the purchase of the Offered Shares described herein may have tax consequences both in Canada and in the United States. This prospectus supplement does not address the Canadian tax consequences in respect of an investment in Offered Shares, and Canadian resident and non-resident prospective investors should consult their own tax advisors in this regard. The United States tax consequences for investors who are resident in, or citizens of, the United States may also not be described fully herein. Investors should consult their own tax advisors with respect to their own particular circumstances. See "Certain United States Federal Income Tax Considerations" for a general discussion of certain United States income tax consequences.

THE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The outstanding common shares without par value in the capital of the Company (the "Common Shares") are listed for trading on the Toronto Stock Exchange (the "TSX") and the Nasdaq Stock Market (the "Nasdaq") under the symbol "PPTA". On August 12, 2021, the closing price of the Common Shares on the TSX and the Nasdaq was C$7.07 and US$5.72 per Common Share, respectively. The Company has applied to list the Offered Shares on the TSX and the Nasdaq. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the Nasdaq.

	Public Offering Price	Number of Offered Shares	Underwriting Fee(1)	Net Proceeds to the Company(2)
Per Offered Share sold to Paulson	$5.25	3,835,810	$0.14437	$5.10563
Per Offered Share sold to other investors	$5.25	5,688,000	$0.28875	$4.96125
Total Offering	$50,000,002.50	9,523,810	$2,196,185.89	$47,803,816.61

Notes:

(1)	Pursuant to the Underwriting Agreement, the Company has agreed to pay the Underwriters a cash fee (the "Underwriters' Fee") equal to 5.5% of the aggregate gross proceeds of the Offering (including the sale of any additional Common Shares sold pursuant to the exercise of the Over-Allotment Option (as defined below), other than in respect of the gross proceeds from the sale of Offered Shares to Paulson, for which the Company has agreed to pay a cash fee equal (the "Paulson Fee") to 2.75% of the aggregate gross proceeds. See "Plan of Distribution".

(2)	After deducting the Underwriters' Fee, but before deducting expenses of the Offering estimated to be an aggregate of $600,000, which will be paid from the proceeds of the Offering.

The Company has granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional 1,428,572 Offered Shares (the "Over-Allotment Option Shares"), representing 15% of the number of Offered Shares sold under the Offering. The Over-Allotment Option is exercisable in whole or in part at any time up to 30 days after the date of closing of the Offering. If the Over-Allotment Option is exercised in full, the total "Public Offering Price", "Number of Offered Shares", "Underwriting Fee" and "Net Proceeds to the Company" will be $5.25, 10,952,382, $2,608,686.05 and $54,891,319.40, respectively. This prospectus supplement qualifies the distribution of the Over-Allotment Option and the Over-Allotment Shares. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those securities under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See "Plan of Distribution".

The following table sets out the number of securities issuable under the Over-Allotment Option:

Underwriters’ Position	Maximum Size or Number of Securities Available	Exercise Period or Acquisition Date	Exercise Price or Average Acquisition Price
Over-Allotment Option	1,428,572 Over-Allotment Option Shares	Up to 30 days after closing of the Offering	$5.25 per Over-Allotment Option Share

Unless the context otherwise requires, all references to the "Offering" in this prospectus supplement shall include the Over-Allotment Option and all references to "Offered Shares" shall include Over-Allotment Option Shares (as defined herein), as applicable.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the passing upon of certain legal matters relating to the Offering on behalf of the Company by Miller Thomson LLP with respect to certain Canadian legal matters and by Dorsey & Whitney LLP with respect to certain United States legal matters, and on behalf of the Underwriters by Stikeman Elliott LLP with respect to certain Canadian legal matters and by Hunton Andrews Kurth LLP with respect to certain United States legal matters.

The Underwriters propose to offer the Offered Shares to the public initially at the Offering Price specified on the cover page of this prospectus supplement. If all of the Offered Shares are not sold at the Offering Price specified in this prospectus supplement, the Underwriters may decrease the offering price and change the other selling terms. The decrease in the Offering Price will not decrease the amount of net proceeds of the Offering to the Company. See "Plan of Distribution".

Neither B. Riley Securities, Inc. nor Cantor Fitzgerald & Co. is registered as an investment dealer in any Canadian jurisdiction and, accordingly, both will only sell the Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada.

Closing is expected to occur on or about August 17, 2021, or such other date as may be agreed upon by the Company and the Underwriters (the "Closing Date"), but in any event no later than 42 days following the date of filing of this prospectus supplement.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Company will arrange for the electronic deposit of the Offered Shares distributed under the Offering under the book-based system of registration, to be registered in the name of CDS Clearing and Depository Services Inc. ("CDS") or its nominee or The Depositary Trust Company ("DTC") and will be deposited with CDS or DTC on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Such purchasers of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer from whom the Offered Shares are purchased.

The Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market in accordance with applicable market stabilization rules. Such transactions, if commenced, may discontinue at any time. See "Plan of Distribution".

Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. You should carefully review the "Risk Factors" in this prospectus supplement, the "Risk Factors" section of the accompanying prospectus, the "Risk & Uncertainties" section in the AIF, Annual MD&A and Interim MD&A (each as defined herein), as well as the information under the heading "Cautionary Note Regarding Forward-Looking Statements".

Investors should rely only on current information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus as such information is accurate only as of the date of the applicable document. The Company has not authorized anyone to provide investors with different information. Information contained on the Company's website shall not be deemed to be a part of this prospectus supplement or the accompanying prospectus or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares. The Company will not make an offer of the Offered Shares in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the cover page of this prospectus supplement or the date of any documents incorporated by reference herein.

v

All references in this prospectus supplement and the accompanying prospectus to "C$" are to Canadian dollars and references to "US$" and "$" are to United States dollars.

The Company's head office is located at Suite 201, 405 S 8th Street, Boise, Idaho, USA, 83702 and its registered office is located at Suite 400, 725 Granville Street, Vancouver, BC, V7Y 1G5.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

GENERAL MATTERS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference therein. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the Offering. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering. If the description of the Offered Shares varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement or in the accompanying prospectus. The Company has not, and the Underwriters have not, authorized any other person to provide you with different, additional or inconsistent information. If anyone provides you with different, additional or inconsistent information, you should not rely on it. The Company and the Underwriters are not making an offer of the Offered Shares in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of that document. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Company has not independently verified such information, and it does not make any representation as to the accuracy of such information.

Unless the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to "Perpetua" or the "Company" include Perpetua Resources Corp. and each of its subsidiaries. All capitalized terms used but not otherwise defined herein have the meanings provided in the accompanying prospectus.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This prospectus supplement has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this prospectus supplement, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of disclosure requirements in the United States.

Accordingly, information contained and incorporated by reference into this prospectus supplement that describes the Company's mineral deposits or mineral resources may not be comparable to similar information made public by issuers subject to reporting and disclosure requirements applicable to domestic United States issuers.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus, and the selected consolidated financial data derived therefrom included herein and in the accompanying prospectus, have been prepared in accordance with IFRS. IFRS differs in some material respects from United States Generally Accepted Accounting Principles ("U.S. GAAP") and so these financial statements may not be comparable to the financial statements of U.S. companies that report in accordance with U.S. GAAP. As a result, financial information included or incorporated in this prospectus supplement and the accompanying prospectus may not be comparable to financial information prepared by companies in the United States.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus, and any selected consolidated financial data derived therefrom included herein and in the accompanying prospectus, are presented in United States dollars. In this prospectus supplement and the accompanying prospectus, references to "C$" are to Canadian dollars and references to "US$" and "$" are to United States dollars. On August 12, 2021, the daily rate as reported by the Bank of Canada was US$1.00 equals C$1.2520 or C$1.00 equals US$0.7987.

The following table sets out, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in United States dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period based on the daily rate as reported by the Bank of Canada:

	Year Ended December 31				Six-Month Period from January 1, 2021 to
	2020		2019		June 30, 2021
Highest rate during period	US$	0.7863	US$	0.7699	US$	0.8306
Lowest rate during period	US$	0.6898	US$	0.7353	US$	0.7795
Average rate during period	US$	0.7461	US$	0.7537	US$	0.8023
Rate at the end of period	US$	0.7854	US$	0.7699	US$	0.8068

The exchange rate information is derived from reports by the Bank of Canada. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned not to assume that the exchange rates presented here are necessarily indicative of future exchange rates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus contain "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws (together, "forward-looking statements" or "forward-looking information") concerning the Company's projects, capital, anticipated financial performance, business prospects and strategies and other general matters. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are forward-looking information. The words "expect", "anticipate", "estimate", "may", "could", "might", "will", "would", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or the negative of any of these words and similar expressions are intended to identify forward-looking information, although these words may not be present in all forward-looking information.

Forward-looking information includes, but is not limited to, statements regarding:

•	analyses and other information based on expectations of future performance and planned work programs;

•	possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action;

•	timing, costs and potential success of future activities on the Company's properties, including but not limited to development and operating costs in the event that a production decision is made;

•	potential results of exploration, development and environmental protection and remediation activities;

•	future outlook and goals;

•	permitting timelines and requirements, regulatory and legal changes, requirements for additional capital, requirements for additional water rights and the potential effect of proposed notices of environmental conditions relating to mineral claims;

•	the Company's ability to successfully withstand the impact of the COVID-19 pandemic; and

•	planned expenditures and budgets and the execution thereof.

Statements concerning mineral resource and mineral reserve estimates may also be deemed to constitute forward-looking information to the extent that such statements involve estimates of the mineralization that may be encountered if a property is developed. Any forward-looking information contained herein is stated as of the date of this document and Perpetua does not intend, and does not assume any obligation, to update such forward-looking information to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events unless required to do so by law or regulation.

By their very nature, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information including, but not limited to the following risks and uncertainties:

•	metals prices have fluctuated widely in the past and are expected to continue to do so in the future, which may adversely affect the amount of revenues derived from the future production of mineral reserves;

•	global financial markets can have a profound impact on the global economy in general and on the mining industry in particular;

•	mineral exploration and development in the United States is subject to numerous regulatory requirements on land use;

•	resource exploration and development is a high risk, speculative business;

•	mineral exploration and development is subject to numerous industry operating hazards and risks, many of which are beyond the Company's control and any one of which may have an adverse effect on its financial condition and operations;

•	mineral exploration and development activities are subject to geologic uncertainty and inherent variability;

•	the quantification of mineral resources and mineral reserves is based on estimates and is subject to great uncertainty;

•	increased operating and capital costs may adversely affect the viability of existing and proposed mining projects;

•	the Company will need to raise additional capital though the sale of its securities or other interests, resulting in dilution to the existing shareholders and, if such funding is not available, the Company's operations will be adversely affected;

•	future sales of the Company's common shares into the public market by holders of the Company’s options and warrants may lower the market price, which may result in losses to the Company's shareholders;

•	the Company is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business;

•	the Company is currently undertaking an extensive permitting process for the redevelopment and restoration of the Stibnite Gold Project (the "Stibnite Gold Project" or "Project") and the timeframes for such processes are not fixed and can take significantly longer than expected;

•	the Company's current and future permits to conduct activities at the Stibnite Gold Project could be challenged during regulatory processes or in the courts by third parties and such challenges may delay or prevent the Company from meeting its objectives;

•	the Company may face opposition from environmental non-governmental organizations ("NGOs"), Indian tribes or other stakeholders that may delay or interfere with the regulatory process for the development of the Project;

•	the Company has not received the necessary permits for water or explosives to conduct mining operations;

•	the Company's activities are subject to environmental liability;

•	the Company faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and the Company may not be able to effectively compete;

•	the Company's future exploration efforts may be unsuccessful;

•	the Company's mineral resource and mineral reserve estimates may not be indicative of the actual gold that can be mined;

•	the Company has a limited history as an exploration company and does not have any experience in putting a mining project into production;

•	the Company expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of the Company's common shares to decline;

•	the Company's title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties;

•	the Company's ability to explore and, if warranted, develop its mineral claims may be impacted by litigation or consent decrees entered into by previous owners of mineral rights that now comprise the Project, related to disturbance related to past mining and exploration activities;

•	the Company depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance;

•	the Company does not have a full staff of technical people and relies upon outside consultants to provide critical services;

•	certain of the Company directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts;

•	the Company has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends;

•	the Company's business involves risks for which the Company may not be adequately insured, if it is insured at all;

•	a shortage of supplies and equipment could adversely affect the Company's ability to operate its business;

•	risks related to the impact of the COVID-19 pandemic and the volatility thereof; and

•	a cyber-security incident could adversely affect the Company's ability to operate its business.

Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, the Company has applied several material assumptions, including, but not limited to: certain assumptions as to production rates, operating cost, recovery and metal costs; that any additional financing needed will be available on reasonable terms; the exchange rates for the U.S. and Canadian currencies will be consistent with the Company's expectations; that the current exploration, development, environmental and other objectives concerning the Company's Stibnite Gold Project can be achieved and that the Company's other corporate activities will proceed as expected; that the current price and demand for gold, antimony and other metals will be sustained or will improve; market fundamentals will result in sustained gold and antimony demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the technical report titled "Stibnite Gold Project, Feasibility Study Technical Report, Valley County, Idaho" with an effective date of December 22, 2020 and an issue date of January 27, 2021 (the "Stibnite Gold Feasibility Study"), which was filed and is available on SEDAR under the Company's profile at www.sedar.com; that general business and economic conditions will not change in a materially adverse manner and that all necessary governmental approvals for the planned exploration, development and environmental protection activities on the Project will be obtained in a timely manner and on acceptable terms.

Financial outlook information about potential future cash flows contained in this prospectus supplement, the accompanying prospectus or in a document incorporated by reference is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available. Readers are cautioned that any such financial outlook information should not be used for purposes other than for which it is disclosed.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this prospectus supplement under the "Risk Factors" section and in the AIF (as defined herein) and the Company's Annual MD&A and Interim MD&A (both as defined herein), each under the heading "Risks and Uncertainties", the "Risk Factors" section of the accompanying prospectus and elsewhere in the accompanying prospectus and in the documents incorporated by reference herein. In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. Many of the foregoing factors are beyond the Company's ability to control or predict.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and such beliefs, expectations and opinions are subject to change after such date. The Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the accompanying prospectus and reference should be made to the accompanying prospectus for full particulars thereof.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at Suite 201, 405 S 8th Street, Boise, Idaho, USA, 83702, Telephone (208) 901-3060. These documents are also available on SEDAR, which can be accessed online at www.sedar.com. Information contained or featured on the Company's website shall not be deemed to be part of this prospectus supplement or the accompanying prospectus.

The following documents, which have been filed by the Company with the securities commissions or similar authorities in each of the provinces of Canada, other than Québec, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement and the accompanying prospectus:

(a)	the annual information form of the Company dated March 15, 2021 for the financial year ended December 31, 2020 (the "AIF") and filed on SEDAR on March 15, 2021;

(b)	the audited consolidated financial statements of the Company for the financial years ended December 31, 2020 and 2019, the notes thereto and the report of independent registered public accounting firm thereon and related management's discussion and analysis (the "Annual MD&A"), filed on SEDAR on March 15, 2021;

(c)	the unaudited condensed consolidated interim financial statements of the Company for the three months and six months ended June 30, 2021 and 2020, the notes thereto (the "Interim Financial Statements”) and related management's discussion and analysis (the "Interim MD&A"), filed on SEDAR on August 13, 2021;

(d)	the management information circular of the Company dated March 1, 2021 prepared in connection with the Company's annual general meeting of shareholders held on April 16, 2021 (the "Information Circular"), filed on SEDAR on March 9, 2021;

(e)	the material change report dated January 19, 2021 in respect of (i) the formal engagement of advisers to explore a U.S. redomicile; (ii) a 10-for-1 share consolidation in connection with a planned U.S. listing on Nasdaq (the "Consolidation"); and (iii) the entry into a voluntary agreement under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 in the form of an Administrative Settlement Agreement and Order on Consent, filed on SEDAR on January 19, 2021; and

(f)	the material change report dated February 19, 2021 in respect of receipt of approval for the Company's Common shares to be listed on Nasdaq, the change of the Company's name to "Perpetua Resources Corp." and the agreement with the Nez Perce Tribe to stay the Tribe's Clean Water Act lawsuit, filed on SEDAR on February 19, 2021.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions and required to be filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this prospectus supplement shall be deemed to be incorporated by reference in this prospectus supplement for the purposes of the Offering.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is included in any report filed with or furnished to the United States Securities and Exchange Commission (the "SEC") pursuant to the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this prospectus supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part (in the case of documents or information deemed furnished on Form 6-K, only to the extent specifically stated therein).

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in the accompanying prospectus shall be deemed to be modified or superseded for purposes of the Offering to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the accompanying prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement or the accompanying prospectus, except as so modified or superseded.

References to the Company's website in any documents that are incorporated by reference into this prospectus supplement and the accompanying prospectus do not incorporate by reference the information on such website into this prospectus supplement or the accompanying prospectus, and the Company disclaims any such incorporation by reference.

MARKETING MATERIALS

Any marketing materials are not part of this prospectus supplement to the extent that the contents thereof have been modified or superseded by a statement contained in this prospectus supplement. Any template version of any "marketing materials" (as such terms are defined under applicable Canadian securities laws) that has been, or will be, filed on SEDAR (www.sedar.com) before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus solely for the purposes of the Offering.

Before the filing of this prospectus supplement, the Company and the Canadian Underwriter(s) made available an electronic road show through which marketing materials were provided to certain potential investors in each of the provinces of Canada except for Québec.

In doing so, the Company and the Canadian Underwriter(s) relied on a provision in applicable securities legislation that allows issuers in certain U.S. cross-border offerings to not have to file marketing materials relating to those road shows on SEDAR or include or incorporate those marketing materials in this prospectus supplement. The Company and the Canadian Underwriter(s) could only do that if they gave a contractual right to investors in the event the marketing materials contain a misrepresentation.

Pursuant to that provision, the Company and the Canadian Underwriter(s) signing the certificate contained in this prospectus supplement will agree that in the event the marketing materials relating to those road shows contained a misrepresentation (as defined in securities legislation in each of the provinces of Canada except Québec), a purchaser resident in each of the provinces of Canada, except Québec, who was provided with those marketing materials in connection with the road shows and who purchases the securities offered by this prospectus supplement during the period of distribution shall have, without regard to whether the purchaser relied on the misrepresentation, rights against the Company and each Canadian Underwriter with respect to the misrepresentation which are equivalent to the rights under the securities legislation of the jurisdiction in Canada where the purchaser is resident, subject to the defences, limitations and other terms of that legislation, as if the misrepresentation was contained in this prospectus supplement.

However, this contractual right does not apply to the extent that the contents of the marketing materials relating to the road shows have been modified or superseded by a statement in this prospectus supplement in respect of the Offering.

THE COMPANY

Business of the Company

The Company is an exploration and development-stage company engaged in acquiring mining properties with the intention of exploring, evaluating and placing them into production, if warranted. Currently, its principal business is the exploration and, if warranted, redevelopment, restoration and operation of the Stibnite Gold Project in Idaho, USA.

Mineral exploration and development are expected to constitute the principal business of the Company for the coming years. In the course of realizing its objectives, it is expected the Company may enter into various agreements specific to the mining industry, such as purchase or option agreements to purchase mining claims and joint venture agreements.

The Company's principal mineral project is the Stibnite Gold Project, which contains several mineral deposits. The Company's current focus is to explore, evaluate and potentially redevelop three of the deposits known as the Hangar Flats Deposit, West End Deposit and Yellow Pine Deposit, all of which are located within the Stibnite Gold Project, as well as reprocess certain historical tailings located on the Project. These development activities would be undertaken in conjunction with a major restoration program designed to address impacts related to historical activities in the Project area. Such restoration activities are an integral component of the Company's Plan of Restoration and Operations.

The documents incorporated by reference herein, including the AIF, contain further details regarding the business of the Company and the Stibnite Gold Project. See "Documents Incorporated by Reference".

Recent Developments

Independent Water Monitoring Program

On April 12, 2021, the Company announced that it is participating in an independent water monitoring program led by local citizens representing eight local communities surrounding the Project. The initiative is designed to promote accountability measures around the Company's existing water quality monitoring efforts and give the community access to independent information through conducting third party data gathering and reporting. Monitoring will be conducted by Idaho's Water Resources Research Institute.

Results from 2021 Annual General Meeting of Shareholders

On April 16, 2021, the Company announced the results of its annual general meeting of shareholders held on April 16, 2021. Among other items, the Company's shareholders voted in favour of the election of all director nominees listed in the Company's management information proxy circular: (i) Marcelo Kim, (ii) Chris Papagianis, (iii) Laurel Sayer, (iv) Jeff Malmen, (v) Chris Robinson, (vi) Bob Dean, (vii) David Deisley, and (viii) Alex Sternhell.

Collaboration Agreement with United States Antimony Corp.

On May 3, 2021, the Company announced it had signed a collaboration agreement with United States Antimony Corp. ("USAC") to study the potential for processing the Project's antimony concentrate at USAC's processing facilities. According to the agreement, the Company will send samples of antimony concentrate to the facilities owned by USAC to study the viability of entering into a long-term partnership to secure the domestic sourcing of the mineral.

Conversion of 0.05% Senior Unsecured Convertible Notes

As of June 9, 2021, certain holders of the outstanding 0.05% Senior Unsecured Convertible Notes issued by a subsidiary of the Company (the "Notes") in the aggregate principal amount of C$15,304,202 have exercised the conversion feature on the Notes for a total of 4,345,350 Common Shares of the Company at a conversion price of C$3.541 per share. The Notes were issued in a financing completed by the Company on March 17, 2016.

Advancement of Proposed Action in the National Environmental Policy Act (NEPA) Process

On July 1, 2021, the Company announced that the United States Forest Service ("USFS") was advancing the Company's modified proposed action in the NEPA process and updated the permitting schedule for the Project. The Company's modified proposed action was submitted to USFS in December 2020 and represents refinements to Alternative 2 of the August 2020 Draft Environmental Statements ("DEIS"). The NEPA process is intended to ensure that federal agencies are informed of a proposed action's potential environmental impacts before making decisions regarding the action. The USFS's decision advanced the Company's improved and preferred Project design. In order to ensure a full analysis of the refined Project, the USFS plans to issue a targeted supplemental draft environmental impact statement ("SDEIS") and provide the public and co-operating agencies the opportunity to review and comment on the additional analysis. The Project schedule update includes that the SDEIS will be released in Q1 2022, a Final Environmental Impact Statement ("FEIS") and draft record of decision (a “Record of Decision”) will be published in Q4 2022, and a final Record of Decision will be issued in the first half of 2023.

Supply Agreement with Ambri Inc.

On August 9, 2021, the Company announced it entered into an agreement (the "Supply Agreement") to supply a portion of antimony production from the Stibnite Gold Project to Ambri Inc. ("Ambri"), establishing the foundation to help facilitate the decarbonization of energy grids in the U.S. and around the world. The Stibnite Gold Project, located in central Idaho, will provide Ambri with antimony from the only responsible and domestically mined source of the critical mineral in the U.S. The Supply Agreement contains certain standard commercial terms which contain options for treatment, refining, transport, and tolling charges. The Supply Agreement contains a provision for fixed pricing and higher volumes that can be mutually agreed to by both parties. The Company and Ambri will also collaborate to identify opportunities to lower carbon emissions in their respective operations with the use of renewable energy combined with battery storage.

RISK FACTORS

Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of the Company's business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks currently unknown to the Company, could materially adversely affect the Company's future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information relating to the Company, or its business, property or financial results, each of which could cause purchasers of the Offered Shares to lose part or all of their investment. The risks set out below are not the only risks that the Company faces. In addition to the other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, prospective investors should carefully consider the factors set out under the "Risk Factors" section in the accompanying prospectus, the factors set out under the "Risks & Uncertainties" section in the AIF, Interim MD&A and Annual MD&A and the factors set out below in evaluating the Company and its business before making an investment in the Offered Shares.

Risks Relating to the Offered Shares and the Offering

You may lose some or all of your investment in the Company.

An investment in the Offered Shares is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

The trading price for the Company's securities is volatile.

The market prices for the securities of mining companies, including the Company, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of the Company's business, certain factors such as the Company's announcements and the public's reaction, operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of the Company's resources, government regulations, changes in estimates or recommendations by research analysts who track the Company's securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading "Cautionary Note Regarding Forward-Looking Statements" can have an adverse impact on the market price of the Common Shares.

Any negative change in the public's perception of the Company's prospects could cause the price of the Company's securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public's perception of the prospects of mining companies in general could depress the price of the Company's securities, including the price of the Common Shares, regardless of the Company's results. Following significant declines in the market price of a company's securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of the Company's management's attention and resources.

The market price of the Common Shares may be affected by many other variables which are not directly related to the Company's success and are, therefore, not within the Company's control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common Shares and the attractiveness of alternative investments.

No Guarantee of an Active Liquid Market for Common Shares.

There is no guarantee that an active trading market for the Common Shares will be maintained on the TSX and/or Nasdaq. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.

Sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares.

The Company cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares. Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its significant shareholders, or the perception that such sales could occur, could depress the market price of the Common Shares and impair the Company's ability to raise capital through the sale of additional equity securities. the Company cannot predict the effect that future sales of the Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity which the Company expects to occur involving the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per share.

The Company has discretion concerning the use of cash resources, including the proceeds of the Offering, as well as the timing of expenditures.

The Company has discretion concerning the application of its cash resources and the timing of expenditures, and shareholders may not agree with the manner in which the Company elects to allocate and spend cash resources. The results and the effectiveness of the application of cash resources are uncertain. The failure by the Company to apply cash resources effectively could have a material adverse effect on the business of the Company. Management of the Company will have discretion with respect to the use of the proceeds from the Offering and investors will be relying on the judgment of management regarding the application of these proceeds. Management of the Company could spend most of the proceeds from the Offering in ways that the Company's security holders may not consider optimal or that do not yield a favourable return. Prospective investors will not have the opportunity, as part of their investment in the Offered Shares, to influence the manner in which the proceeds of the Offering are used. At the date of this prospectus supplement, the Company intends to use the proceeds from the Offering as indicated in the discussion under "Use of Proceeds". However, the Company's needs may change as the business of the Company evolves and the Company may have to allocate the proceeds differently than as indicated in the discussion under "Use of Proceeds". As a result, the proceeds that the Company receives in the Offering may be used in a manner significantly different from the Company's current expectations.

Your investment may suffer dilution.

Issuances of additional securities including, but not limited to, Common Shares, or some form of convertible debentures, may result in a substantial dilution of the equity interests of any of the Company’s shareholders.

Additional Risks Relating to the Company

The Company is subject to numerous state, federal and local government regulations which could cause delays in carrying out its operations, and increase costs related to its business.

The Company's mineral exploration and development activities are subject to various laws and extensive regulation governing operations, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new or revised rules and regulations will not be promulgated or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, development or production. Amendments to current laws and regulations governing operations, or more stringent implementation thereof could substantially increase the costs associated with the Company's business or prevent it from exploring or developing its properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, legal expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

If enacted, the proposed "Made in America Tax Plan" would increase the Company's U.S. federal corporate tax rate requiring the Company to pay more in federal taxes, thus reducing the Company's net revenue.

On March 31, 2021, the current presidential administration proposed the "American Jobs Plan" to create domestic jobs, rebuild national infrastructure and increase American competitiveness. To fund its expected $2 trillion cost, the administration also proposed the "Made in America Tax Plan", which is intended to raise that amount or more over 15 years through several methods including higher income tax rates on corporations. If enacted, the Company's U.S. federal corporate income tax rate would increase from 21% to 28%. Any increase in the Company's U.S. federal corporate tax rate would require the Company to pay more in federal taxes, thus reducing the Company's net revenue.

The Company's current and future permits to conduct activities at the Stibnite Gold Project could be challenged during regulatory processes or in the courts by third parties and such challenges may delay or prevent the Corporation from meeting its objectives.

Third parties commonly challenge permits related to exploration, development and mining projects and there is possibility that such parties may challenge the Company's permits for its activities. Such challenges would extend the timeframes anticipated for the Project advancement and increase funding requirements beyond those currently anticipated, or block the approval of the Project.

The Company may face opposition from environmental non-governmental organizations ("NGOs"), Indian tribes or other stakeholders that may delay or interfere with the regulatory process for the development of the Project.

NGOs, Indian tribes or other stakeholders commonly challenge permits related to exploration, development and mining projects and there is possibility that such parties may challenge the Company's permits for its activities. Such challenges would extend the timeframes anticipated for the Project advancement and increase funding requirements beyond those currently anticipated or prevent the approval of the Project.

The Company may face legal challenges over environmental impacts related to the historical mining activity in the area of the proposed Stibnite Gold Project.

In 2018, the Nez Perce Tribe announced its opposition to the Project, and on June 6, 2019, announced its intention to bring an action against the Company under the Clean Water Act. On February 17, 2021, the Company announced that it and the Nez Perce Tribe had jointly move for a minimum 3-month say of the Tribe's Clean Water Act lawsuit while the parties pursue a court-ordered dispute resolution process. Although the litigation stay will allow the parties to work with a neutral judge or mediator to determine if there are grounds to work out a resolution of the lawsuit, there is no guarantee that the process will result in a resolution of the case. If the case is not resolved, additional litigation could act to delay the Project.

The Company has not completed an environmental impact statement, nor has it received the necessary permits for water or explosives to conduct mining operations.

The agency responsible for environmental protection in the U.S. has broad authority to shut down and/or levy fines against facilities that do not comply with environmental regulations or standards. Failure to obtain the necessary permits would also adversely affect progress of the Company's activities and would delay or prevent the beginning of commercial operations.

The Company's activities are potentially subject to environmental liability.

The Company is not aware of any claims for damages related to any impact that its own operations have had on the environment, but it may become subject to such claims in the future. An environmental claim could adversely affect the Company's business due to the high costs of defending against such claims and its impact on senior management's time. Also, environmental statutes and regulations may change in the future which could adversely affect the Company's operations including the potential to curtail or cease exploration programs or to preclude entirely the economic development of a mineral property. The extent of any future changes to environmental statutes and regulations cannot be predicted or quantified, but it should be assumed that such laws would become more stringent in the future. Generally, new laws will result in increased compliance costs, including costs for obtaining permits, delays or fines resulting from loss of permits or failure to comply with the new statutes and/or regulations.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The authorized capital of the Company consists of an unlimited number of Common Shares, without par value. As at the close of business on August 12, 2021, 51,980,061 Common Shares of the Company were issued and outstanding.

Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the board of directors of the Company. Shareholders are entitled upon liquidation, dissolution or winding-up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

USE OF PROCEEDS

Funds Available

The net proceeds to the Company from the sale of the Offered Shares after deducting the Underwriters' Fee of approximately US$2.2 million and the estimated expenses relating to the Offering of approximately US$0.6 million, are estimated to be approximately US$47.2 million (approximately US$54.3 million if the Over-Allotment Option is exercised in full).

Principal Purposes

The expected principal purposes for which the net proceeds from the Offering (including any funds received from the exercise of the Over-Allotment Option) will be used are described below.

Principal Purpose	Estimated Amount to be Expended (US$ millions) assuming no exercise of Over-Allotment Option	Estimated Amount to be Expended (US$ millions) assuming exercise of Over-Allotment Option
Permitting	19.0	21.0
General Corporate Purposes(1)	16.9	20.1
Early Restoration & Field Operations	7.0	7.9
Engineering & Design	4.3	5.3
Total	47.2	54.3

Notes:

(1)	Funds for general corporate purposes may be allocated to corporate expenses, business development and legal expenses.

Business Objectives and Milestones

The key business objective the Company intends to meet with the net proceeds from the Offering is to advance the permitting for, the redevelopment and restoration of the Stibnite Gold Project. The development of the Company's Stibnite Gold Project will require additional capital exceeding the Company's cash on hand even after giving effect to the Offering.

Major milestones required to meet the Company's objectives for the Stibnite Gold Project include advancing permitting activity that supports the NEPA process and the recent USFS schedule to deliver the SDEIS in Q1 2022, a FEIS and draft Record of Decision in Q4 2022, and a final Record of Decision in the first half of 2023.

The allocation of the net proceeds of the Offering may be adjusted within the stated categories of expenditures above depending on, among other things, general political and market conditions. Further, while the Company intends to use the net proceeds of the Offering as stated above, there may be circumstances that are not known at this time where a reallocation of the net proceeds may be advisable for business reasons that management believes are in the Company's best interests.

The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary from the amounts specified above, and will depend on a number of factors, including those listed under the heading "Risk Factors" in or incorporated by reference in this prospectus supplement and the accompanying prospectus.

The Company has had negative operating cash flow in recent years. The Company anticipates that it will continue to have negative cash flow until such time, if ever, that commercial production is achieved at the Stibnite Gold Project. To the extent that the Company has negative operating cash flows in future periods, the Company may need to allocate a portion of its existing working capital to fund such negative cash flow. There are no assurances that the Company will not experience negative cash flow from operations in the future.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Company on a consolidated basis from June 30, 2021 to the date of this prospectus supplement, except as indicated under “Prior Sales”.

As a result of the Offering, the shareholder's equity of the Company will increase by the amount of the net proceeds, less expenses, of the Offering and there will be additional Common Shares issued and outstanding. Upon completion of the Offering, and assuming full exercise of the Over-Allotment Option, there will be an aggregate of 62,932,443 Common Shares issued and outstanding.

The following table sets forth our capitalization as of June 30, 2021:

•	on an actual basis before giving effect to the Offering;

•	on a pro forma basis after giving effect to the Offering assuming no exercise of the Over-Allotment Option; and

•	on a pro forma basis after giving effect to the Offering, assuming full exercise of the Over-Allotment Option.

This table should be read in conjunction with the information contained in this prospectus supplement and the accompanying prospectus, as well as the Interim Financial Statements and Interim MD&A, which are incorporated by reference into this prospectus supplement.

	As of June 30, 2021 (unaudited)
	Before Giving Effect to the Offering	Pro Forma After Giving Effect to the Offering, Assuming No Exercise of the Over- Allotment Option	Pro Forma After Giving Effect to the Offering, Assuming Full Exercise of the Over- Allotment Option
Cash and cash equivalents	$8,521,564	$55,725,361	$64,012,883

Current Liabilities
Trade and other payables	$3,550,314	$3,550,314	$3,550,314
Current lease liabilities	160,325	160,325	160,325
Current environmental reclamation liabilities	2,598,107	2,598,107	2,598,107
	$6,308,746	$6,308,746	$6,308,746
Non-Current Liabilities
Convertible notes	$16,201	$16,201	$16,201
Convertible note derivatives	31,926	31,926	31,926
Warrant derivative	509,632	509,632	509,632
Non-current lease liabilities	14,489	14,489	14,489
Non-current environmental reclamation liabilities	4,452,801	4,452,801	4,452,801
	$5,025,049	$5,025,049	$5,025,049
Total Liabilities	$11,333,795	$11,333,795	$11,333,795

Equity
Share capital	$560,859,186	$608,062,983	$615,233,555
Equity reserve	28,319,132	28,319,132	28,319,132
Deficit	(516,407,323)	(516,407,323)	(516,407,323)
Total Equity	$72,770,995	$119,974,792	$127,145,364
Total Liabilities and Equity	$84,104,790	$131,308,587	$138,479,159

PRIOR SALES

The following table sets out details of the Common Shares issued by the Company during the 12-month period prior to the date of this prospectus supplement:

Date of Issuance	Number of Common Shares(1)	Issuance or Exercise Price per Common Share(1)	Reason for Issue
July 21, 2020 to December 9, 2020	74,892	C$8.90	Exercise of Stock Options
July 21, 2020 to August 21, 2020	8,000	C$3.90	Exercise of Stock Options
July 27, 2020	3,943	C$5.90	Exercise of Stock Appreciation Rights(2)
July 29 to December 9, 2020	34,680	C$9.70	Exercise of Stock Options
July 30, 2020	840	C$6.60	Exercise of Stock Appreciation Rights(2)
July 31, 2030 to December 9, 2020	9,982	C$6.20	Exercise of Stock Options
July 27, 2020 to December 9, 2020	85,694	C$5.90	Exercise of Stock Options
July 20, 2020 to November 18, 2020	53,413	C$6.60	Exercise of Stock Options
August 6, 2020	12,000	C$8.30	Exercise of Stock Options
August 7, 2020	6,000	C$9.30	Exercise of Stock Options
August 20, 2020	4,687	C$8.90	Exercise of Stock Appreciation Rights(2)
August 21, 2020	4,750	C$8.80	Exercise of Stock Options
August 26, 2020	9,473,716	C$3.541	Note Conversion(3)
August 26, 2020	10,225,564	C$4.655	Note Conversion(3)
November 23, 2020	1,250	C$6.20	Exercise of Stock Appreciation Rights(2)
November 23, 2020	585	C$9.70	Exercise of Stock Appreciation Rights(2)
January 4 to February 8, 2021	50,263	C$3.10	Exercise of Stock Options
January 4 to 28, 2021	8,000	C$5.90	Exercise of Stock Options
January 4 to 28, 2021	5,375	C$6.20	Exercise of Stock Options
January 4 to March 20, 2021	6,150	C$6.60	Exercise of Stock Options
January 22, 2021	1,022	C$3.10	Exercise of Stock Appreciation Rights(2)
January 28 to March 20, 2021	4,000	C$3.90	Exercise of Stock Options
January 28, 2021	450	C$8.90	Exercise of Stock Options
January 28, 2021	3,750	C$9.70	Exercise of Stock Options
March 19, 2021	2,983	C$3.90	Exercise of Stock Appreciation Rights(2)
March 22, 2021	6,597	C$4.40	Exercise of Stock Appreciation Rights(2)
March 16 to 19, 2021	20,217	C$6.60	Exercise of Stock Appreciation Rights(2)
April 15, 2021	792	C$6.60	Exercise of Stock Appreciation Rights(2)
May 4 to June 9, 2021	4,345,350	C$3.541	Conversion of Notes
May 12, 2021	6,970	C$4.40	Exercise of Stock Appreciation Rights(2)
May 12, 2021	610	C$5.90	Exercise of Stock Appreciation Rights(2)
March 16 to 19, 2021	377	C$6.20	Exercise of Stock Appreciation Rights(2)
March 16 to 19, 2021	184	C$8.90	Exercise of Stock Appreciation Rights(2)
March 16 to 19, 2021	37	C$9.70	Exercise of Stock Appreciation Rights(2)
June 22 to 28, 2021	21,750	C$5.90	Exercise of Stock Options
June 24, 2021	5,250	C$6.20	Exercise of Stock Options

Date of Issuance	Number of Common Shares(1)	Issuance or Exercise Price per Common Share(1)	Reason for Issue
June 24, 2021	4,750	C$6.30	Exercise of Stock Options

Notes:

(1)	On a post-Consolidation basis.

(2)	The Company's stock option plan includes stock appreciation rights which permit optionees to terminate vested stock options and receive Common Shares in lieu of the benefit which would have been received had the stock options been exercised.

(3)	Issued to Paulson in respect of the exercise in full of the conversion feature of on the convertible notes held by Paulson in the aggregate principal amount of C$82,102,500.

The following table sets out details of the securities convertible or exercisable for Common Shares issued by the Company since December 31, 2020:

Date of Grant	Number of Stock Options Issued(1)	Exercise Price
January 20, 2021	873,500	C$11.80
March 15, 2021	130,000	C$9.13

Notes:

(1)  Stock options issued pursuant to the Company's stock option plan. Each stock option is exercisable for one Common Share.

PRICE RANGE AND TRADING VOLUME

The outstanding Common Shares are listed for trading on the TSX and Nasdaq under the symbol "PPTA". The following table sets forth, for the 12-month period prior to the date of this prospectus supplement, details of the trading prices and volume (rounded up or down to the nearest one hundredth) on a monthly basis of the Common Shares on the TSX.

	TSX			Nasdaq(1)
Period	High (C$)	Low (C$)	Volume	High (US$)	Low (US$)	Volume
2021
August 1 – 12	7.52	6.45	397,169	5.99	5.13	755,805
July	9.69	6.79	1,281,158	7.83	5.39	2,380,874
June	11.45	8.65	1,896,609	9.42	7.11	6,143,859
May	10.73	9.12	375,581	8.89	7.41	1,540,356
April	9.50	7.64	369,987	7.73	6.07	1,120,647
March	11.52	7.01	1,023,989	9.21	5.52	3,552,386
February	11.57	7.98	1,169,526	9.45	6.26	683,522
January	14.40	8.70	907,175	n/a	n/a	n/a
2020
December	1.43	1.10	7,869,361	n/a	n/a	n/a
November	1.47	1.11	6,160,966	n/a	n/a	n/a

	TSX			Nasdaq(1)
Period	High (C$)	Low (C$)	Volume	High (US$)	Low (US$)	Volume
October	1.53	1.07	6,871,434	n/a	n/a	n/a
September	1.79	1.32	12,108,334	n/a	n/a	n/a
August	2.04	1.45	29,004,835	n/a	n/a	n/a
July	1.79	0.69	25,272,445	n/a	n/a	n/a

Notes:

(1)	The Common Shares were listed and commenced trading on the Nasdaq effective February 18, 2021.

On August 12, 2021, the closing price of the Common Shares on the TSX and the Nasdaq was C$7.07 and US$5.72 per Common Share, respectively.

PLAN OF DISTRIBUTION

B. Riley Securities, Inc. and Cantor Fitzgerald Canada Corporation are acting as underwriters and joint book-running managers and representatives of each of the Underwriters named below. Subject to the terms and conditions set forth in the Underwriting Agreement dated August 12, 2021 among us and the Underwriters, the Offered Shares will be issued and sold to the Underwriters as set forth on Schedule I thereto, and each of the Underwriters has agreed, severally and not jointly, to purchase from us, the number of Offered Shares set forth opposite its name below at a price of US$5.25 per Offered Share. The Offering Price and terms of the Offered Shares were determined by negotiation between us and the Underwriters. B. Riley Securities, Inc. has informed the Company that it expects to allocate US$10 million of the Offered Shares being sold to B. Riley Securities, Inc. directly to B. Riley Securities, Inc. or one or more of its affiliates for investment purposes.

Underwriter	Number of Offered Shares
B. Riley Securities, Inc.	6,666,667
Cantor Fitzgerald Canada Corporation	2,857,143
Total	9,523,810

Pursuant to the Underwriting Agreement, the Company has agreed to pay the Underwriters the Underwriters’ Fee equal to 5.5% on the gross proceeds of the Offering, other than in respect of the sale of the Offered Shares to Paulson, for which the Company has agreed to pay the Underwriters the Paulson Fee equal to 2.75%.

We have granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part at any time up to 30 days after the Closing Date, to purchase up to an additional 1,428,572 Common Shares (the “Over-Allotment Option Shares”) at the public Offering Price, less the underwriting discounts, to cover over-allocations, if any, and for market stabilization purposes, on the same terms and conditions as apply to the purchase of the Offered Shares hereunder. This prospectus supplement qualifies the distribution of the Over-Allotment Option and the Over-Allotment Shares.

A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those securities under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

If any Over-Allotment Option Shares are purchased pursuant to the Over-Allotment Option, the Underwriters will, severally but not jointly, purchase the Over-Allotment Option Shares in approximately the same proportions as set forth in the above table.

The Offering is being made concurrently in each of the provinces of Canada, except for Québec, pursuant to the terms of the Underwriting Agreement. Offers and sales of Offered Shares outside of Canada and the United States will be made in accordance with applicable laws in such jurisdictions. In connection with the Offering, certain of the Underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus electronically.

Cantor Fitzgerald Canada Corporation may sell Offered Shares in the United States through its U.S. affiliate, Cantor Fitzgerald & Co. Neither B. Riley Securities, Inc. nor Cantor Fitzgerald & Co. is registered as an investment dealer in any Canadian jurisdiction and, accordingly, B. Riley Securities, Inc. and Cantor Fitzgerald & Co. will only sell Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada.

Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters have agreed, severally and not jointly, to purchase all of the Offered Shares sold under the Underwriting Agreement if any of the Offered Shares are purchased. These conditions include, among others, the continued accuracy of representations and warranties made by us in the Underwriting Agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus supplement. If an underwriter defaults, the Underwriting Agreement provides that the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

The several obligations of the Underwriters under the Underwriting Agreement may be terminated on the occurrence of certain stated events, including, in the event that at or prior to the closing of the Offering: (a) trading generally on the TSX or the Nasdaq, shall have been suspended or materially limited, (b) trading of any securities of or guaranteed by the Company or any of its subsidiaries shall have been suspended on the TSX or the Nasdaq, (c) a general moratorium on commercial banking activities in Ontario, Canada, or New York shall have been declared, (d) there shall occur or have been announced any change or proposed change in the federal income tax laws of Canada or the United States, the regulations thereunder, current administrative decisions or practices or court decisions, any other applicable rules or the interpretation or administration thereof which, in any such case, in the reasonable opinion of the representatives of the Underwriters, could be expected to have a significant adverse effect on the market price or value of the Common Shares, or (e) there has occurred any material adverse change in the financial markets in the United States, Canada or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgement of the Underwriters, impracticable to market the Offered Shares or to enforce contracts for the sale of the Offered Shares.

We have agreed to indemnify the Underwriters against certain liabilities, including, among other things, liabilities under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and Canadian securities laws, and, where such indemnification is unavailable, to contribute to payments that the Underwriters may be required to make in respect of those liabilities.

Discounts and Expenses

The representatives have advised us that the Underwriters propose initially to offer the Offered Shares to the public at the public Offering Price and to dealers at that price less a concession not in excess of US$0.17325 per Offered Share other than Offered Shares sold to Paulson.

After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, such offering price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price set forth herein, and the compensation realized by the Underwriters will effectively be decreased by the amount that the price paid by purchasers for the Offered Shares is less than the original Offering Price. Any such reduction will not affect the net proceeds received by us. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The following table shows the per share and total underwriting discount that we are to pay to the Underwriters in connection with this Offering. Such amounts are shown assuming both no exercise and full exercise of the Over-Allotment Option.

	Per Offered Share		Total Without Exercise of Over- Allotment Option		Total With Full Exercise of Over- Allotment Option
Public offering price	US$	5.25	US$	50,000,002.50	US$	57,500,005.50
Underwriting discount	US$	0.28875	US$	2,196,185.89	US$	2,608,686.05
Paulson Fee	US$	0.14437	US$	553,775.89	US$	0
Proceeds, before expenses, to us	US$	5.01940	US$	47,803,816.61	US$	54,891,319.40

We estimate that the total expenses of this Offering, including registration, filing and listing fees, printing fees, legal and accounting expenses and reimbursements but excluding underwriting discounts, will be approximately US$600,000.

No Sales of Similar Securities

We have agreed that, pursuant to the terms of the Underwriting Agreement, without the prior written consent of the representatives, such consent not to be unreasonably withheld, not to, directly or indirectly, for a period of 90 days after the date of this prospectus supplement, (i) offer, pledge, sell, contract to sell, file to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, other than the Offered Shares to be sold pursuant to the Underwriting Agreement.

In addition, pursuant to the Underwriting Agreement and subject to certain exceptions, the directors and officers of the Company have entered into lock-up agreements, pursuant to which, for a period of 90 days after the filing of the final prospectus supplement, the directors and officers have agreed not to, without the prior written consent of B. Riley Securities, Inc., (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any Common Shares or any other securities of the Company that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or any other securities of the Company that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii).

Stock Exchange Listing

We have applied to list the Offered Shares on the TSX and the Nasdaq. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the Nasdaq. Listing of the Offered Shares on the TSX is a condition of closing of the Offering.

The Underwriters have advised us that they intend to make a market in the Common Shares before commencement of trading on the TSX or the Nasdaq. They will have no obligation to make a market in the Common Shares, however, and may cease market-making activities, if commenced, at any time. Accordingly, an active trading market on the TSX or the Nasdaq for the Common Shares may not develop or, even if one develops, may not last, in which case the liquidity and market price of the Common Shares could be adversely affected, the difference between bid and asked prices could be substantial and your ability to transfer Common Shares at the time and price desired will be limited.

Price Stabilization, Short Positions

Subject to applicable laws, the Underwriters may engage in transactions that have the effect of stabilizing the price of the Common Shares, such as purchases and other activities that peg, fix or maintain that price. In connection with this Offering, the Underwriters may bid for or purchase and sell our Common Shares in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of our Common Shares than they are required to purchase in this Offering. “Covered” short sales are sales made in an amount not greater than the number of Over-Allotment Option Shares. The Underwriters may close out any covered short position by either exercising the Over-Allotment Option or purchasing Common Shares in the open market. In determining the source of Common Shares to close out the covered short position, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market as compared to the price at which they may purchase the Over-Allotment Option Shares pursuant to the Over-Allotment Option. “Naked” short sales are sales in excess of the number of Over-Allotment Option Shares. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of our Common Shares in the open market after pricing that could adversely affect investors who purchase Offered Shares in this Offering.

Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales and other activities may have the effect of raising or maintaining the market price of the Common Shares or preventing or retarding a decline in the market price of the Common Shares. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. If these activities are commenced, they may be discontinued at any time. The Underwriters may conduct these transactions on the Nasdaq, the TSX, in the over-the-counter market or otherwise.

The Underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased Common Shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Common Shares. In addition, neither we nor any of the Underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with sales of Common Shares outside of Canada pursuant to this Offering, certain of the Underwriters or securities dealers may distribute this prospectus supplement by electronic means, such as e-mail.

Participation Rights

Paulson has elected to exercise its contractual participation right under the amended and restated investor rights agreement dated March 17, 2020 between Paulson, Idaho Gold Resources Company, LLC (wholly-owned subsidiary of the Company) and the Company (the "Paulson IRA"). Pursuant to the Paulson IRA, Paulson has agreed to acquire 3,835,810 Offered Shares under the Offering in accordance with the terms of the Paulson IRA pertaining to Paulson's participation right thereunder.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Offered Shares that are applicable to U.S. Holders and certain Non-U.S. Holders (each as defined below), that acquire the Offered Shares pursuant to the Offering. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated under the Code ("Treasury Regulations"), administrative pronouncements or practices and judicial decisions, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the Internal Revenue Service ("IRS"). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge. This summary assumes that the Offered Shares are held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), in the hands of a shareholder at all relevant times.

This summary does not address U.S. federal income tax consequences to holders subject to special rules, including holders that (i) are banks, financial institutions, or insurance companies; (ii) are regulated investment companies or real estate investment trusts; (iii) are brokers, dealers, or traders in securities or currencies; (iv) are tax-exempt organizations; (v) hold the Offered Shares as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments; (vi) acquire the Offered Shares as compensation for services or through the exercise or cancellation of employee stock options or warrants; (vii) have a functional currency other than the U.S. dollar; (viii) own or have owned directly, indirectly, or constructively 10% or more of the voting power or value of the Company; (ix) are controlled foreign corporations or passive foreign investment companies; (x) are partnerships for U.S. federal income tax purposes or other pass-through entities; (xi) are persons required to include income with respect to Offered Shares no later than when such income is taken into account as revenue on an “applicable financial statement” under Section 451(b) of the Code, or (xii) are U.S. expatriates. In addition, this discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the ownership and disposition of the Offered Shares or the impact of the U.S. federal alternative minimum tax or the U.S. Medicare contribution tax on net investment income.

If an entity classified as a partnership for U.S. federal income tax purposes holds the Offered Shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of such partner and on the activities of the partner and the partnership. A person that is a partner of an entity classified as a partnership for U.S. federal income tax purposes where such entity holds the Offered Shares should consult its own tax advisor.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OFFERED SHARES.

U.S. Holders

The discussion in this section is addressed to a holder of Offered Shares acquired pursuant to the Offering that is a "U.S. Holder" for U.S. federal income tax purposes. As used herein, "U.S. Holder" means a beneficial owner of the Offered Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or entity classified as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof, including any State thereof and the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Tax Classification of the Company as a U.S. Domestic Corporation

The Company is classified as a United States corporation for United States federal income tax purposes under Section 7874 of the Code. A number of significant and complicated U.S. federal income tax consequences may result from such classification, and this summary does not attempt to describe all such U.S. federal income tax consequences. Section 7874 of the Code and the Treasury Regulations promulgated thereunder do not address all the possible tax consequences that arise from the Company being treated as a U.S. domestic corporation for U.S. federal income tax purposes. Accordingly, there may be additional or unforeseen U.S. federal income tax consequences to the Company that are not discussed in this summary.

Generally, the Company will be subject to U.S. federal income tax on its worldwide taxable income (regardless of whether such income is "U.S. source" or "foreign source") and will be required to file a U.S. federal income tax return annually with the IRS. The Company anticipates that it will also be subject to tax in Canada. It is unclear how the foreign tax credit rules under the Code will operate in certain circumstances, given the treatment of the Company as a U.S. domestic corporation for U.S. federal income tax purposes and the taxation of the Company in Canada. Accordingly, it is possible that the Company will be subject to double taxation with respect to all or part of its taxable income. It is anticipated that such U.S. and Canadian tax treatment will continue indefinitely and that the Offered Shares will be treated indefinitely as shares in a U.S. domestic corporation for U.S. federal income tax purposes, notwithstanding future transfers.

Tax Considerations for U.S. Holders

Distributions

The Company does not anticipate declaring or paying dividends to holders of Offered Shares in the foreseeable future. However, if the Company decides to make any such distributions, such distributions with respect to Offered Shares will be taxable as dividend income when paid to the extent of the Company’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to the Company's Offered Shares exceeds its current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in the Offered Shares, and thereafter as a capital gain which will be a long-term capital gain if the U.S. Holder has held such stock at the time of the distribution for more than one year. Distributions on the Company's Offered Shares constituting dividend income paid to U.S. Holders that are U.S. corporations may qualify for the dividends received deduction, subject to various limitations. Distributions on the Company's Offered Shares constituting dividend income paid to U.S. Holders that are individuals may qualify for the reduced rates applicable to qualified dividend income. Such distributions may also be subject to Canadian withholding taxes.

Sale or Redemption

A U.S. Holder will generally recognize capital gain or loss on a sale, exchange, redemption (other than a redemption that is treated as a distribution) or other disposition of the Company's Offered Shares equal to the difference between the amount realized upon the disposition and the U.S. Holder's adjusted tax basis in the shares so disposed. Such capital gain or loss will be a long-term capital gain or loss if the U.S. Holder's holding period for the shares disposed of exceeds one year at the time of disposition. Long-term capital gains of non-corporate U.S. Holders are generally taxed at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Foreign Tax Credit Limitations

Because it is anticipated that the Company will be subject to tax both as a U.S. domestic corporation and as a Canadian corporation, a U.S. Holder may pay, through withholding, Canadian tax, as well as U.S. federal income tax, with respect to dividends paid on its Offered Shares. For U.S. federal income tax purposes, a U.S. Holder may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by the holder during the year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer's U.S. federal income tax that the taxpayer's foreign source taxable income bears to the taxpayer's worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. The status of the Company as a U.S. domestic corporation for U.S. federal income tax purposes will cause dividends paid by the Company to be treated as U.S. source rather than foreign source income for this purpose. As a result, by virtue of the U.S. source character of a dividend paid by the Company and the U.S. foreign tax credit limitation, a foreign tax credit may be unavailable for any Canadian tax paid on dividends received from the Company. Similarly, to the extent a sale or disposition of the Offered Shares by a U.S. Holder results in Canadian tax payable by the U.S. Holder (for example, because the Offered Shares constitute taxable Canadian property within the meaning of the Tax Act (defined below)), a U.S. foreign tax credit may be unavailable to the U.S. Holder for such Canadian tax. In each case, however, the U.S. Holder should be able to take a deduction for the U.S. Holder's Canadian tax paid, provided that the U.S. Holder has not elected to credit other foreign taxes during the same taxable year. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding these rules.

Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or the amount of proceeds paid in foreign currency on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of Offered Shares payable to a U.S. Holder that is not an exempt recipient, such as a corporation. Certain U.S. Holders may be subject to backup withholding with respect to the payment of dividends on the Offered Shares and to certain payments of proceeds on the sale or redemption of Offered Shares unless such U.S. Holders provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules.

Any amount withheld under the backup withholding rules from a payment to a U.S. Holder is allowable as a credit against such U.S. Holder's U.S. federal income tax, which may entitle the U.S. Holder to a refund, provided that the U.S. Holder timely provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a U.S. Holder who is required to furnish information but does not do so in the proper manner. U.S. Holders should consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

Non-U.S. Holders

The discussion in this section is addressed to holders of the Company's Offered Shares that are "Non-U.S. Holders". For purposes of this discussion, a "Non-U.S. Holder" is any beneficial owner of the Company’s Offered Shares that is neither a "U.S. Holder" nor an entity treated as a partnership for U.S. federal income tax purposes.

Tax Considerations for Non-U.S. Holders

Distributions

The Company does not anticipate declaring or paying dividends to holders of Offered Shares in the foreseeable future. However, subject to the discussions under "Information Reporting and Backup Withholding" below and under "Additional Withholding Tax on Payments Made to Foreign Accounts" below, distributions treated as dividends as described above under "Tax Considerations for U.S. Holders — Distributions" paid to a Non-U.S. Holder of the Company's Offered Shares generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E, or other applicable documentation, certifying qualification for the lower treaty rate) unless the dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. and the Non-U.S. Holder furnishes a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent. A Non-U.S. Holder that does not timely furnish the required documentation for a reduced treaty rate, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under any applicable income tax treaty. If the Company is a "USRPHC" (as defined below under the heading "Non-U.S. Holders — Sale or Redemption") and does not qualify for the "Regularly Traded Exception" (as defined below under the heading "Non-U.S. Holders — Sale or Redemption"), distributions which constitute a return of the Non-U.S. Holder's investment will be subject to withholding unless an application for a withholding certificate is filed to reduce or eliminate such withholding.

Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business in the U.S. (and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder) generally will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on the net income basis at regular graduated U.S. federal income tax rates, and if the Non-U.S. Holder is a corporation, may be subject to an additional U.S. branch profits tax at a gross rate equal to 30% of its effectively connected earnings and profits for that taxable year, subject to any exemption or lower rate as may be specified by an applicable income tax treaty.

Sale or Redemption

Subject to the discussions below under "Non-U.S. Holders – Information Reporting and Backup Withholding" and "Additional Withholding Tax on Payments Made to Foreign Accounts", a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Company’s Offered Shares unless:

•	the Non-U.S. Holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met;

•	the gain is effectively connected with a U.S. trade or business carried on by the Non-U.S. Holder (and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder); or

•	the Offered Shares constitute a "United States real property interest," or USRPI, by reason of the Company's status as a "United States real property holding corporation," or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the Offered Shares, and, in the case where the shares are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or constructively, more than 5% of our shares at any time within the shorter of (i) the five-year period preceding the disposition or (ii) such Non-U.S. Holder’s holding period for the shares.

Gain described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Gain described in the second bullet point will be subject to U.S. federal income tax on the net gain from the sale at regular graduated U.S. federal income tax rates, and if the Non-U.S. Holder is a corporation, may be subject to an additional U.S. branch profits tax at a gross rate equal to 30% of its effectively connected earnings and profits for that taxable year, subject to any exemption or lower rate as may be specified by an applicable income tax treaty.

With respect to the third bullet point above, the Company believes it currently is, and anticipates remaining, a USRPHC. Because the determination of whether the Company is a USRPHC depends, however, on the fair market value of the Company's USRPIs relative to the fair market value of the Company's non-U.S. real property interests and other business assets, there can be no assurance the Company currently is a USRPHC or will remain one in the future. Even if the Company is or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of the Company's Offered Shares will not be subject to U.S. federal income tax if the Offered Shares are "regularly traded", as defined by applicable Treasury Regulations, on an established securities market (the "Regularly Traded Exception"), and such Non-U.S. Holder owned, actually and constructively, 5% or less of the common shares of the Company throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder's holding period. Non-U.S. Holders should consult with their own tax advisors regarding the consequences to them of investing in a USRPHC. As a USRPHC, a Non-U.S. Holder will be taxed as if any gain or loss were effectively connected with the conduct of a trade or business as described above in "Tax Considerations for Non-U.S. Holders – Distributions", and a 15% withholding tax generally would apply to the gross proceeds from the sale of Offered Shares, in the event that (i) such holder owned, actually and constructively, more than 5% of the common shares of the Company at any time during the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder's holding period, or (ii) the Regularly Traded Exception is not satisfied during the relevant period with respect to the security sold.

Non-U.S. Holders should consult their own tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on the Company's Offered Shares will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN or W-8BEN-E, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on the Company’s Offered Shares paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of the Company's Offered Shares within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of Offered Shares conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or "FATCA"), on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, the Company’s Offered Shares paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners", as defined in the Code, or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on the Company’s Offered Shares. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of such stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their own tax advisors regarding the potential application of withholding under FATCA to their investment in Offered Shares.

LEGAL MATTERS

Certain legal matters related to the Common Shares offered pursuant to this prospectus supplement will be passed upon on behalf of the Company by Miller Thomson LLP with respect to Canadian legal matters and by Dorsey & Whitney LLP with respect to United States legal matters, and on behalf of the Underwriters by Stikeman Elliott LLP with respect to Canadian legal matters and by Hunton Andrews Kurth LLP with respect to United States legal matters.

At the date of this prospectus supplement, the partners and associates of each of Miller Thomson LLP, Dorsey & Whitney LLP, Stikeman Elliott LLP and Hunton Andrews Kurth LLP, as respective groups, beneficially own, directly or indirectly, less than 1% of the Company's outstanding securities of the Company.

AUDITORS

Deloitte LLP, Chartered Professional Accountants, of Vancouver, Canada, are the auditors of the Company and are independent of the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

INTEREST OF EXPERTS

The financial statements have been audited by Deloitte LLP, Chartered Professional Accountants, as set forth in their audit reports. See “Auditors”.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in the cities of Toronto, Ontario and Vancouver, British Columbia.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents described in the prospectus, the following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus supplement forms a part: (i) the documents referred to under the heading "Documents Incorporated by Reference"; and (ii) the Underwriting Agreement.

ADDITIONAL INFORMATION

Perpetua has filed with the SEC a registration statement on Form F-10 relating to the Offered Shares. This prospectus supplement, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement". Statements included or incorporated by reference in this prospectus supplement about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

Perpetua is subject to the information requirements of the Exchange Act, and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the Exchange Act, Perpetua is exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Perpetua is not required to publish financial statements as promptly as U.S. companies.

You may read and download some of the documents Perpetua has filed with the SEC's Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that Perpetua has filed with the Canadian securities regulatory authorities at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation existing under the Business Corporations Act (British Columbia). Some of the experts named in this prospectus supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon the Company or experts who are not residents of the United States or to enforce judgments of courts of the United States predicated upon the Company's civil liability and the civil liability of its experts under the United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this prospectus supplement forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company has appointed Puglisi & Associates as its agent for service of process in the United States in connection suit or proceeding brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the securities under this prospectus supplement.

This short form prospectus has been filed under legislation in each of the provinces of Canada, except the province of Québec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See "Plan of Distribution". No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Perpetua Resources Corp., at Suite 201, 405 S 8th Street, Boise, Idaho, USA, 83702, telephone (208) 901-3060 9497 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 1, 2021

PERPETUA RESOURCES CORP.
Suite 201, 405 S 8th Street
Boise, Idaho, USA 83702

US$100,000,000

COMMON SHARES

WARRANTS

SUBSCRIPTION RECEIPTS

UNITS

Perpetua Resources Corp. ("Perpetua Resources" or the "Company") (formerly Midas Gold Corp.) may offer and issue from time to time, the securities listed above or any combination thereof with the aggregate initial offering price not to exceed US$100,000,000 during the 25 month period that this short form base shelf prospectus (this "Prospectus"), including any amendments thereto, remains effective. The Company's securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement ("Prospectus Supplement").

This offering is made by a Canadian issuer that is permitted under a multijurisdictional disclosure system adopted by the United States and Canada ("MJDS") to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and may not be comparable to financial statements of United States companies. Such financial statements are subject to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission ("SEC") independence standards.

ii

Prospective investors should be aware that the acquisition and disposition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States are not described fully herein. Prospective Investors should read the tax discussion contained in any applicable Prospectus Supplement with respect to a particular offering of the securities. See "Certain Income Tax Considerations" in this Prospectus.

The enforcement of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is existing under the laws of British Columbia, Canada, that some or all of the experts named in this Prospectus are residents of Canada, and some or all of the assets of said persons are located outside the United States. See "Enforcement of Civil Liabilities" in this Prospectus.

NEITHER THE SEC, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the securities offered in a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of common shares, the number of common shares offered, the offering price and any other specific terms; (ii) in the case of warrants, the designation, number and terms of the securities issuable upon exercise of the warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the warrants are issued and any other specific terms; (iii) in the case of subscription receipts, the designation, number and terms of the securities issuable upon satisfaction of certain release conditions, any procedures that will result in the adjustment of these numbers, any additional payments to be made to holders of subscription receipts upon satisfaction of the release conditions, the terms of the release conditions, the terms governing the escrow of all or a portion of the gross proceeds from the sale of the subscription receipts, terms for the refund of all or a portion of the purchase price for the subscription receipts in the event that the release conditions are not met or any other specific terms; and (iv) in the case of units, the designation, number and terms of the common shares, warrants or subscription receipts comprising the units. A Prospectus Supplement may include specific variable terms pertaining to the above-described securities that are not within the alternatives or parameters set forth in this Prospectus.

This Prospectus may qualify an "at-the-market" distribution as defined under National Instrument 44-102 – Shelf Distributions.

All shelf information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus to the extent required by applicable securities laws. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the securities to which the Prospectus Supplement pertains.

An investment in our securities involves a high degree of risk. You should carefully read the "Risk Factors" section detailed in this Prospectus.

This Prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Perpetua Resources may offer and sell securities to, or through, underwriters or dealers and also may offer and sell certain securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. The Prospectus Supplement relating to each issue of securities offered thereby will set forth the names of any underwriters, dealers, or agents involved in the offering and sale of such securities and will set forth the terms of the offering of such securities, the method of distribution of such securities, including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution. No underwriter has been involved in the preparation of, or has performed a review of, the contents of this Prospectus.

iii

Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution of the securities.

In connection with any offering of securities (unless otherwise specified in a Prospectus Supplement), other than an "at-the-market distribution", the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

The Company's common shares are listed on both the Toronto Stock Exchange (the "TSX") and the Nasdaq Stock Market ("Nasdaq") under the symbol "PPTA". Unless otherwise specified in a Prospectus Supplement, there is no market through which the Company's warrants or subscription receipts may be sold and you may not be able to resell any of such securities, purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of such securities on the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors".

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this Prospectus. Perpetua Resources has not authorized anyone to provide you with different information. Perpetua Resources is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should bear in mind that although the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date on the front of such documents, such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus and by any subsequently filed prospectus amendments.

This Prospectus provides a general description of the securities that the Company may offer. Each time the Company sells securities under this Prospectus, it will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under "Documents Incorporated by Reference" and "Available Information".

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus and any Prospectus Supplement are references to Canadian dollars. References to "$" or "Cdn$" are to Canadian dollars and references to "US$" are to U.S. dollars. See "Currency Presentation and Exchange Rate Information". The Company's financial statements that are incorporated by reference into this Prospectus and any Prospectus Supplement have been prepared in accordance with IFRS, as issued by the IASB.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to "Perpetua Resources", the "Company", "we", "us" or "our" includes Perpetua Resources Corp. and each of its material subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference into this Prospectus contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities laws (together, "forward-looking statements") concerning the Company's projects, capital, anticipated financial performance, business prospects and strategies and other general matters. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are forward-looking information. The words "expect", "anticipate", "estimate", "may", "could", "might", "will", "would", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or the negative of any of these words and similar expressions are intended to identify forward-looking information, although these words may not be present in all forward-looking information.

•	Forward-looking information includes, but is not limited to, statements regarding analyses and other information based on expectations of future performance and planned work programs;
•	possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action;
•	timing, costs and potential success of future activities on the Company's properties, including but not limited to development and operating costs in the event that a production decision is made;
•	potential results of exploration, development and environmental protection and remediation activities;
•	future outlook and goals;

•	permitting timelines and requirements, regulatory and legal changes, requirements for additional capital, requirements for additional water rights and the potential effect of proposed notices of environmental conditions relating to mineral claims;
•	the Company's ability to successfully withstand the impact of the COVID-19 pandemic; and
•	planned expenditures and budgets and the execution thereof.

Statements concerning mineral resource and mineral reserve estimates may also be deemed to constitute forward-looking information to the extent that such statements involve estimates of the mineralization that may be encountered if a property is developed. Any forward-looking information contained herein is stated as of the date of this document and Perpetua Resources does not intend, and does not assume any obligation, to update such forward-looking information to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events unless required to do so by law or regulation.

By their very nature, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information including, but not limited to the following risks and uncertainties:

•	metals prices have fluctuated widely in the past and are expected to continue to do so in the future, which may adversely affect the amount of revenues derived from the future production of mineral reserves;
•	global financial markets can have a profound impact on the global economy in general and on the mining industry in particular;
•	mineral exploration and development in the United States is subject to numerous regulatory requirements on land use;
•	resource exploration and development is a high risk, speculative business;
•	mineral exploration and development is subject to numerous industry operating hazards and risks, many of which are beyond the Company's control and any one of which may have an adverse effect on its financial condition and operations;
•	mineral exploration and development activities are subject to geologic uncertainty and inherent variability;
•	the quantification of mineral resources and mineral reserves is based on estimates and is subject to great uncertainty;
•	increased operating and capital costs may adversely affect the viability of existing and proposed mining projects;
•	the Company will need to raise additional capital though the sale of its securities or other interests, resulting in dilution to the existing shareholders and, if such funding is not available, the Company's operations would be adversely affected;
•	future sales of the Company's common shares into the public market by holders of the Company options and warrants may lower the market price, which may result in losses to the Company's shareholders;
•	the Company is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business;
•	the Company is currently undertaking an extensive permitting process for the redevelopment and restoration of Stibnite Gold Project and the timeframes for such processes are not fixed and can take significantly longer than expected;
•	the Company's current and future permits to conduct activities at the Stibnite Gold Project could be challenged during regulatory processes or in the courts by third parties and such challenges may delay or prevent the Company from meeting its objectives;
•	the Company may face opposition from environmental non-governmental organizations ("NGOs"), Indian tribes or other stakeholders that may delay or interfere with the regulatory process for the development of the Project;
•	the Company has not received the necessary permits for water or explosives to conduct mining operations;
•	the Company's activities are subject to environmental liability;

•	the Company faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and the Company may not be able to effectively compete;
•	the Company's future exploration efforts may be unsuccessful;
•	the Company's mineral resource and mineral reserve estimates may not be indicative of the actual gold that can be mined;
•	the Company has a limited history as an exploration company and does not have any experience in putting a mining project into production;
•	the Company expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of the Company's common shares to decline;
•	the Company's title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties;
•	the Company's ability to explore and, if warranted, develop its mineral claims may be impacted by litigation or consent decrees entered into by previous owners of mineral rights that now comprise the Project, related to disturbance related to past mining and exploration activities;
•	the Company depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance;
•	the Company does not have a full staff of technical people and relies upon outside consultants to provide critical services;
•	certain the Company directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts;
•	the Company has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends;
•	the Company's business involves risks for which the Company may not be adequately insured, if it is insured at all;
•	a shortage of supplies and equipment could adversely affect the Company's ability to operate its business;
•	risks related to the impact of COVID-19 and the volatility thereof; and
•	a cyber-security incident could adversely affect the Company's ability to operate its business

Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements in this Prospectus and the documents incorporated by reference, the Company has applied several material assumptions, including, but not limited to: certain assumptions as to production rates, operating cost, recovery and metal costs; that any additional financing needed will be available on reasonable terms; the exchange rates for the U.S. and Canadian currencies will be consistent with the Company's expectations; that the current exploration, development, environmental and other objectives concerning the Company's Stibnite Gold Project (the "Project" or "Stibnite Gold Project") can be achieved and that the Company's other corporate activities will proceed as expected; that the current price and demand for gold and other metals will be sustained or will improve; that general business and economic conditions will not change in a materially adverse manner and that all necessary governmental approvals for the planned exploration, development and environmental protection activities on the Project will be obtained in a timely manner and on acceptable terms.

Financial outlook information about potential future cash flows contained in this Prospectus or in a document incorporated by reference is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available. Readers are cautioned that any such financial outlook information should not be used for purposes other than for which it is disclosed.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus under the heading "Risk Factors" and in the AIF (as defined herein) and the Company's Annual MD&A (as defined herein), each under the heading "Risks and Uncertainties". In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. Many of the foregoing factors are beyond the Company's ability to control or predict.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and such beliefs, expectations and opinions are subject to change after such date. The Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVE AND RESOURCE ESTIMATES

Disclosure of Mineral Resources

Disclosure about our exploration properties in this Prospectus uses the terms "Mineral Resources", "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources", which are Canadian geological and mining terms as defined in accordance with National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators, set out in the Canadian Institute of Mining (CIM) Standards.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources and Indicated Mineral Resources

This Prospectus has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this Prospectus, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the SEC

Accordingly, information contained and incorporated by reference into this Prospectus that describes the Company's mineral deposits or mineral resources may not be comparable to similar information made public by issuers subject to the SEC's reporting and disclosure requirements applicable to domestic United States issuers.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements incorporated by reference in this Prospectus and any selected consolidated financial data derived therefrom included herein are presented in United States dollars. In this Prospectus, references to "Cdn$" or "$" are to Canadian dollars and references to "US$" are to United States dollars. On March 31, 2021, the daily rate as reported by the Bank of Canada was US$1.00 equals Cdn$1.2575 or Cdn$1.00 equals US$0.7952.

The following table sets out, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in United States dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period based on the daily rate as reported by the Bank of Canada:

Year Ended December 31
	2020	2019
Highest rate during period	US$0.7863	US$0.7699
Lowest rate during period	US$0.6898	US$0.7353
Average rate during period	US$0.7461	US$0.7537
Rate at the end of period	US$0.7854	US$0.7699

The exchange rate information is derived from information provided by the Bank of Canada. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned not to assume that the exchange rates presented here are necessarily indicative of future exchange rates.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada, except Québec (the "Commissions"). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at Suite 201, 405 S 8th Street, Boise, Idaho, USA, 83702, Telephone (208) 901-3060 and are also available electronically on SEDAR which can be accessed electronically at www.sedar.com.

The following documents of the Company, which have been filed with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

a.	the annual information form of the Company dated March 15, 2021 for the year ended December 31, 2020 (the "AIF") and filed on SEDAR on March 15, 2021;

b.	the audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019, the notes thereto and report of independent registered public accounting firm thereon and related management's discussion and analysis (the "Annual MD&A"), filed on SEDAR on March 15, 2021;

c.	the management information circular of the Company dated March 1, 2021 prepared in connection with the Company's annual general meeting of shareholders to be held on April 16, 2021 (the "Information Circular"), filed on SEDAR on March 9, 2021;

d.	the material change report dated January 19, 2021 in respect of (i) the formal engagement of advisers to explore a U.S. redomicile; (ii) a 10-for-1 share consolidation in connection with a planned U.S. listing on Nasdaq; and (iii) the entry into a voluntary agreement under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") in the form of an Administrative Settlement Agreement and Order on Consent ("ASAOC"), filed on SEDAR on January 19, 2021; and

e.	the material change report dated February 19, 2021 in respect of receipt of approval for the Company's common shares to be listed on Nasdaq, the change of the Company's name to "Perpetua Resources Corp." and the agreement with the Nez Perce Tribe to stay the Tribe's Clean Water Act lawsuit, filed on SEDAR on February 19, 2021.

Any annual information form, material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management discussion and analysis, information circulars (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein), any business acquisition reports, any news releases or public communications containing financial information about the Company for a financial period more recent than the periods for which financial statements are incorporated herein by reference, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority that are filed by the Company with various securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of this offering under any Prospectus Supplement, shall be deemed to be incorporated by reference in this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report filed with or furnished to the SEC pursuant to the U.S. Exchange Act, after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein).

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of securities, updated disclosure of earnings coverage ratios, if applicable, and other information relating to the securities, will be delivered to prospective purchasers of such securities together with this Prospectus and the applicable Prospectus Supplement and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the securities covered by that Prospectus Supplement.

Upon a new annual information form and the related annual financial statements being filed by the Company with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of securities hereunder.

SUMMARY DESCRIPTION OF BUSINESS

As used in this Prospectus, the terms "we", "us", "our", "Perpetua Resources" and "the Company" refer to Perpetua Resources Corp. and its subsidiaries unless the context otherwise requires.

General

The Company is an exploration and development-stage company engaged in acquiring mining properties with the intention of exploring, evaluating and placing them into production, if warranted. Currently, its principal business is the exploration and, if warranted, redevelopment, restoration and operation of the Stibnite Gold Project in Idaho, USA.

Mineral exploration, development and construction are expected to constitute the principal business of the Company for the coming years. In the course of realizing its objectives, it is expected the Company may enter into various agreements specific to the mining industry, such as purchase or option agreements to purchase mining claims and joint venture agreements.

The Company's principal mineral project is the Stibnite Gold Project, which contains several mineral deposits. The Company's current focus is to explore, evaluate and potentially redevelop three of the deposits known as the Hangar Flats Deposit, West End Deposit and Yellow Pine Deposit, all of which are located within the Stibnite Gold Project, as well as reprocess certain historical tailings located on the Project. These development activities would be undertaken in conjunction with a major restoration program designed to address impacts related to historical activities in the Project area. Such restoration activities are an integral component of the Company's Plan of Restoration and Operations.

The documents incorporated by reference herein, including the AIF and the Stibnite Gold Feasibility Study, contain further details regarding the business of the Company and the Stibnite Gold Project. See "Documents Incorporated by Reference."

Recent Developments

Stock Consolidation, Name Change and Listing on Nasdaq

The Company completed a consolidation of its Common Shares on the basis of one new post-consolidation Common Share for every ten pre-consolidation Common Shares effective as of January 27, 2021 (the "Consolidation") in connection with the Company's listing on Nasdaq and in order to meet the minimum share price requirements for trading on Nasdaq.

The Company changed its name from "Midas Gold Corp." to "Perpetua Resources Corp." effective as of February 15, 2021.

On February 17, 2021, the Company announced that it and the Nez Perce Tribe had jointly moved for a 3-month stay of the Tribe's Clean Water Act lawsuit while the parties pursue a court-ordered dispute resolution process. The litigation stay will allow the parties to work with a neutral judge or mediator to determine if there are grounds to work out a resolution of the lawsuit.

On February 18, 2021, the Company's Common Shares commenced trading on Nasdaq and TSX under the symbol "PPTA".

Stibnite Gold Feasibility Study

On December 22, 2020, the Company announced the results of an independent feasibility study and subsequently filed the technical report titled "Stibnite Gold Project, Feasibility Study Technical Report, Valley County, Idaho" with an effective date of December 22, 2020 and an issue date of January 27, 2021 (the "Stibnite Gold Feasibility Study") on January 28, 2021.

Appointment of CFO

Effective March 16, 2021, the Company appointed Chris Foster as Chief Financial Officer of the Company on a contract basis. Mr. Foster replaced Darren Morgans, who resigned from his role as Chief Financial Officer effective March 15, 2021.

Mr. Foster works as a consultant providing accounting and financial management services to private and publicly-listed companies primarily in the mining sector.  Prior to that, Mr. Foster served as a Controller for the Ivanhoe group, specifically Global Mining Management Corporation and Peregrine Diamonds Ltd. (“Peregrine”), which was acquired by De Beers Canada Inc. in August 2018. Prior to Peregrine, Mr. Foster spent two years at Canadian Forest Products Ltd. (“Canfor”) where he was responsible for providing accounting, financial and analytical support for logging operations. Before joining Canfor, Mr. Foster served as Controller for Roca Mines Inc. while the company developed and operated the award-winning Max Molybdenum mine, which was the first new metal mine built in British Columbia in a decade.  Mr. Foster is a member of the Chartered Professional Accountants of Canada (CPA Canada).

RISK FACTORS

An investment in any securities of the Company is speculative and involves a high degree of risk due to the nature of Perpetua Resources' business and the present stage of development of its mineral properties. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company's future business, financial condition, results of operations and prospects and could cause them to differ materially from the forward-looking statements relating to the Company. Before deciding to invest in any securities, investors should consider carefully the risk factors set out below, those contained in the section entitled "Cautionary Note Regarding Forward-Looking Statements" above, those contained in the documents incorporated by reference in this Prospectus and those described in any Prospectus Supplement, including those described in the Company's historical consolidated financial statements, the related notes thereto and the Company's Annual Information Form.

The following risk factors, as well as risks listed in the documents incorporated herein by reference and risks not currently known to the Company or that the Company currently deems to be immaterial, could materially adversely affect the Company's future business, financial condition, results of operations earnings and prospects and could cause them to differ materially from the forward-looking statements relating to the Company. While the significant risk factors which the Company believes it faces are discussed below, they do not comprise a definitive list of all risk factors related to the Company's business and operations.

Perpetua Resources will need to raise additional capital though the sale of its securities or other interests, resulting in dilution to the existing shareholders and, if such funding is not available, Perpetua Resources' operations would be adversely affected.

Perpetua Resources does not generate any revenues and does not have sufficient financial resources to undertake by itself all of its planned exploration programs. Perpetua Resources has limited financial resources and has financed its activities primarily through the sale of Perpetua Resources' securities such as common shares and convertible notes. Perpetua Resources will need to continue its reliance on the sale of its securities for future financing including that required to complete the permitting process for the Project, resulting in dilution to existing shareholders. Further activities will depend on Perpetua Resources' ability to obtain additional financing, which may not be available under favourable terms, if at all. If adequate financing is not available, Perpetua Resources may not be able to commence or continue with its activities.

Perpetua Resources is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business.

Perpetua Resources' mineral exploration and development activities are subject to various laws and regulations governing operations, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, development or production. Amendments to current laws and regulations governing operations, or more stringent implementation thereof could substantially increase the costs associated with Perpetua Resources' business or prevent it from exploring or developing its properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Perpetua Resources and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Perpetua Resources is currently undertaking an extensive permitting process for the redevelopment and restoration of the Stibnite Gold Project and the timeframes for such processes are not fixed and can take significantly longer than expected.

The regulatory processes related to permitting of major mining projects in the US are subject to considerable uncertainty as to the information required, the timeframes to analyze information provided and the outcomes of such analysis, and the Stibnite Gold Project is more complex than greenfields sites due to the need to address the extensive legacy impacts related to historical mining activities, which adds additional uncertainty. Since Perpetua Resources entered the permitting process for redevelopment and restoration, the proposed timeframe to get to a Final Record of Decision has been extended by regulators several times and further extensions to the currently published timeframes can be expected.

Perpetua Resources' current and future permits to conduct activities at the Stibnite Gold Project could be challenged during regulatory processes or in the courts by third parties and such challenges may delay or prevent the Company from meeting its objectives.

Third parties commonly challenge permits related to exploration, development and mining projects and there is possibility that such parties may challenge Perpetua Resources' permits for its activities. Such challenges would extend the timeframes anticipated for the Project advancement and increase funding requirements beyond those currently anticipated, or block the approval of the Project.

Perpetua Resources may face opposition from environmental non-governmental organizations ("NGOs"), Indian tribes or other stakeholders that may delay or interfere with the regulatory process for the development of the Project.

NGOs, Indian tribes or other stakeholders commonly challenge permits related to exploration, development and mining projects and there is possibility that such parties may challenge Perpetua Resources' permits for its activities. Such challenges would extend the timeframes anticipated for the Project advancement and increase funding requirements beyond those currently anticipated or prevent the approval of the Project. In 2018, the Nez Perce Tribe announced its opposition to the Project, and on June 6, 2019, announced its intention to bring an action against the Company under the Clean Water Act. On February 17, 2021, the Company announced that it and the Nez Perce Tribe had jointly moved for a 3-month stay of the Tribe's Clean Water Act lawsuit while the parties pursue a court-ordered dispute resolution process. Although the litigation stay will allow the parties to work with a neutral judge or mediator to determine if there are grounds to work out a resolution of the lawsuit, there is no guarantee that the process will result in a resolution of the case. If the case is not resolved, additional litigation could act to delay the Project.

Perpetua Resources must receive the necessary environmental permits to commence mining operations.

The departments responsible for environmental protection in the U.S. have broad authority to shut down and/or levy fines against facilities that do not comply with environmental regulations or standards. Failure to obtain the necessary permits would adversely affect progress of Perpetua Resources' activities and would delay or prevent the beginning of commercial operations.

Perpetua Resources' activities are subject to environmental liability.

Perpetua Resources is not aware of any claims for damages related to any impact that its own operations have had on the environment but it may become subject to such claims in the future. An environmental claim could adversely affect Perpetua Resources' business due to the high costs of defending against such claims and its impact on senior management's time. Also, environmental regulations may change in the future which could adversely affect Perpetua Resources' operations including the potential to curtail or cease exploration programs or to preclude entirely the economic development of a mineral property. The extent of any future changes to environmental regulations cannot be predicted or quantified, but it should be assumed that such regulations would become more stringent in the future. Generally, new regulations will result in increased compliance costs, including costs for obtaining permits, delays or fines resulting from loss of permits or failure to comply with the new regulations.

Perpetua Resources faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and Perpetua Resources may not be able to effectively compete.

The mineral resource industry is intensively competitive in all of its phases, and Perpetua Resources competes with many companies possessing much greater financial and technical research resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped gold properties. The principal competitive factors in the acquisition of such undeveloped properties include the staff and data necessary to identify, investigate and purchase such properties, and the financial resources necessary to acquire and develop such properties. Competition could adversely affect Perpetua Resources' ability to advance the Project or to acquire suitable prospects for exploration in the future.

Perpetua Resources' future exploration and development efforts may be unsuccessful.

Mineral resource exploration and, if warranted, development, is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in volume and/or grade to return a profit from production. There is no certainty that the expenditures that have been made and may be made in the future by Perpetua Resources related to the exploration of its properties will result in discoveries of mineralized material in commercial quantities.

Most exploration projects do not result in the discovery of commercially viable mineral deposits and no assurance can be given that any particular level of recovery or mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially viable deposit which can be legally and economically exploited.

Perpetua Resources' mineral resource and mineral reserve estimates may not be indicative of the actual gold that can be mined.

Assays results from core drilling or reverse circulation drilling can be subject to errors at the laboratory analyzing the drill samples. In addition, reverse circulation or core drilling may lead to samples which may not be representative of the gold or other metals in the entire deposit. Mineral resource and mineral reserve estimates are based on interpretation of available facts and extrapolation or interpolation of data and may not be representative of the actual deposit. All of these factors may lead to mineral resource and/or mineral reserve estimates being overstated, the mineable gold that can be received from the Project being less than the mineral resource and mineral reserve estimates, and the Project not being a viable project.

If Perpetua Resources' mineral resource and mineral reserve estimates for the Project are not indicative of actual grades of gold and other potential by-products, Perpetua Resources will have to continue to explore for a viable deposit or cease operations.

Perpetua Resources has a limited history as an exploration company and does not have any experience in putting a mining project into production.

Perpetua Resources has only been actively engaged in exploration since 2009. Perpetua Resources does not generate any revenues from operations or production. Putting a mining project into production requires substantial planning and expenditures and, whilst several members of management have mine construction experience, as a company Perpetua Resources does not have any experience in taking a mining project to production. As a result of these factors, it is difficult to evaluate Perpetua Resources' prospects, and its future success is more uncertain than if it had a longer or more proven history.

Perpetua Resources expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Perpetua Resources' common shares to decline.

Perpetua Resources has incurred net losses every year since inception. Perpetua Resources currently has no commercial production and has never recorded any revenues from mining operations. Perpetua Resources expects to continue to incur losses, and will continue to do so until such time, if ever, as its properties commence commercial production and generate sufficient revenues to fund continuing operations.

The proposed development of new mining operations will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as Perpetua Resources adds, as needed, consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Project or any other properties. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture or other agreements with others in the future, its acquisition of additional properties, and other factors, many of which are unknown today and may be beyond the Company's control. Perpetua Resources may never generate any revenues or achieve profitability. If Perpetua Resources does not achieve profitability, it would have to raise additional financing or shut down its operations.

Perpetua Resources has negative cash flow from operating activities.

As indicated, the Company currently has no producing mines and has no source of operating cash flow other than through equity, joint ventures and/or debt financing. As such, the Company has, and is expected to continue to have, negative operating cash flow. To the extent the Company has negative cash flow in future periods, the Company may use a portion of its general working capital to fund such negative cash flow.

Perpetua Resources' title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

Perpetua Resources' properties consist of various mining concessions in the U.S. Under U.S. law, the concessions may be subject to prior unregistered agreements or transfers, which may affect the validity of Perpetua Resources' ownership of such concessions. A claim by a third party asserting prior unregistered agreements or transfer on any of Perpetua Resources' mineral properties, especially where commercially viable mineral reserves have been located, could adversely result in Perpetua Resources losing commercially viable mineral reserves. Even if a claim is unsuccessful, it may potentially affect Perpetua Resources' current activities due to the high costs of defending against such claims and its impact on senior management's time. If Perpetua Resources loses a commercially viable mineral reserve, such a loss could lower Perpetua Resources' revenues or cause it to cease operations if this mineral reserve represented all or a significant portion of Perpetua Resources' operations at the time of the loss.

Perpetua Resources' ability to explore and, if warranted, develop its mineral claims may be impacted by litigation or consent decrees entered into by previous owners of mineral rights that now comprise the Project, related to disturbance related to past mining and exploration activities.

Several of the patented lode and mill site claims acquired by Perpetua Resources over the West End Deposit and the Cinnabar claim groups (the latter held under option) are subject to a consent decree under the United States Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), which covers certain environmental liability and remediation responsibilities with respect to such claims. The consent decree requires that heirs, successors and assigns refrain from activities that would interfere with or adversely affect the integrity of any remedial measures implemented by government agencies. Several of the patented claims in the Hangar Flats and Yellow Pine properties are subject to a consent decree under CERCLA between the original owner of those claims and the United States, which creates certain obligations on that owner, including that the owner will cooperate with the EPA and U.S. Forest Service in those agencies’ efforts to secure any government controls necessary to implement response activities.

All industries, including mining, are subject to legal claims with or without merit. Defense and settlement costs can be substantial, even with respect to claims without merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular claim could have an effect on the Corporation’s financial position. It is possible that any proposal to develop a mine on the Project, or any governmental approval for such a development, could be challenged in court by third parties, the effect of which would be to delay and possibly entirely impede the Corporation from developing the Project or commencing production.

Perpetua Resources depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

Perpetua Resources is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the operations of Perpetua Resources. Perpetua Resources' success is dependent to a great degree on its ability to attract and retain highly qualified management personnel. The loss of any such key personnel, through incapacity or otherwise, would require Perpetua Resources to seek and retain other qualified personnel and could compromise the pace and success of its exploration activities. Perpetua Resources does not maintain key person insurance in the event of a loss of any such key personnel.

Perpetua Resources does not have a full staff of technical people and relies upon outside consultants to provide critical services.

Perpetua Resources has a relatively small staff and depends upon its ability to hire consultants with the appropriate background and expertise as such persons are required to carry out specific tasks. Perpetua Resources' inability to hire the appropriate consultants at the appropriate time could adversely impact Perpetua Resources' ability to advance its operations.

Certain Perpetua Resources directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.

Certain Perpetua Resources directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Directors and officers of the Company with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies.

Perpetua Resources has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.

Since incorporation, neither Perpetua Resources nor any of its subsidiaries have paid any cash or other dividends on its common shares, and the Company does not expect to pay such dividends in the foreseeable future, as all available funds will be invested primarily to finance its mineral exploration and development programs.

Perpetua Resources' business involves risks for which Perpetua Resources may not be adequately insured, if it is insured at all.

In the course of exploration and development of, and production from, mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including landslides, ground failures, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks. Perpetua Resources does not currently have insurance against all such risks and may decide not to take out insurance against all such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Perpetua Resources.

Additionally, the Company is not insured against most environmental risks. Insurance against all environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products by third-parties occurring as part of historic exploration and production) has not been generally available to companies within the industry. The Company periodically evaluates the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, or with limited amounts of such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fully fund the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

A shortage of supplies and equipment could adversely affect Perpetua Resources' ability to operate its business.

Perpetua Resources is dependent on various supplies and equipment to carry out its activities. The shortage of such supplies, equipment and parts could have a material adverse effect on Perpetua Resources' ability to carry out its activities and therefore have a material adverse effect on the cost of doing business.

A cyber security incident could adversely affect Perpetua Resources' ability to operate its business.

Information systems and other technologies, including those related to the Company's financial and operational management, and its technical and environmental data, are an integral part of the Company's business activities.  Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, or other malicious activities or any combination of the foregoing or power outages, natural disasters, terrorist attacks, or other similar events could result in damages to the Company's property, equipment and data.  These events also could result in significant expenditures to repair or replace damaged property or information systems and/or to protect them from similar events in the future.

Furthermore, any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Company's information technology systems including personnel and other data that could damage its reputation and require the Company to expend significant capital and other resources to remedy any such security breach.  Insurance held by the Company may mitigate losses however in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Company for any disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the business of the Company.  There can be no assurance that these events and/or security breaches will not occur in the future or not have an adverse effect of the business of the Company.

Reliability of Financial Statements

In the preparation of financial statements, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting details are described in more detail in the notes to the Company's annual consolidated financial statements for the year ended December 31, 2020. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, it cannot provide absolute assurance in that regard.

Substantial Volatility of Share Price

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The price of the Common Shares is also significantly affected by short term changes in mineral prices or in the Company's financial condition or results of operations as reflected in its financial reports. Other factors unrelated to the Company's performance that may have an effect on the price of its Common Shares include the following: the extent of analytical coverage available to investors concerning the Company's business may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of the Common Shares; and the market price of the Common Shares and size of the Company's public float may limit the ability of some institutions to invest in the Company's securities.

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute investors' voting power and reduce the Company's earnings per share.

The Company may sell equity securities in Offerings (including through the sale of Debt Securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of Debt Securities or other Securities convertible into equity securities or the effect, if any, that future issuances and sales of the Securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to shareholders. Exercises of presently outstanding stock options may also result in dilution to shareholders.

The board of directors of the Company has the authority to authorize certain offers and sales of the Securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will need to issue the Securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price.

Sales of substantial amounts of the Securities, or the availability of the Securities for sale, could adversely affect the prevailing market prices for the Securities and dilute investors' interest in the Company. A decline in the market prices of the Securities could impair the Company's ability to raise additional capital through the sale of additional Securities should the Company desire to do so.

The Company has discretion in the use of the net proceeds from an Offering.

The Company intends to allocate the net proceeds it will receive from an Offering as described under "Use of Proceeds" in this Prospectus and the applicable Prospectus Supplement; however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in "Use of Proceeds" in this Prospectus and the applicable Prospectus Supplement if the Company believes it would be in the Company's best interests to do so. The Company's investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from an Offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.

There is an absence of a public market for certain of the Securities.

There is no public market for the Debt Securities, Warrants, Subscription Receipts or Units and, unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of the Debt Securities, Warrants, Subscription Receipts or Units on any securities exchanges. If the Debt Securities, Warrants, Subscription Receipts or Units are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the Debt Securities, Warrants, Subscription Receipts or Units, or that a trading market for these securities will develop at all.

Changes in interest rates may cause the market price or value of the Debt Securities to decline.

Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise and increase as prevailing interest rates for comparable debt instruments decline.

Fluctuations in foreign currency markets may cause the value of the Debt Securities to decline.

Debt Securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable Prospectus Supplement.

Risks Related to COVID-19

The Company's business, operations and financial condition could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the recent outbreak of COVID-19. To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in a number of countries including Canada, the United States, Europe and China. The outbreak has caused companies and various international jurisdictions to impose travel, gathering and other public health restrictions. While these effects are expected to be temporary and a number of jurisdictions, including in Canada and the United States, have started to lift certain COVID-19 related restrictions, the duration of the various disruptions to businesses locally and internationally and the related financial and other impacts cannot be reasonably estimated at this time. Such public health crises can result in volatility and disruptions in the supply and demand for silver and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation.

The risks to the Company of such public health crises also include risks to employee health and safety, additional slowdowns or temporary suspensions of operations in geographic locations impacted by an outbreak, increased labor, transportation and fuel costs, regulatory changes, political or economic instabilities or civil unrest.

The extent to which COVID-19 will or may impact the Company in the future is uncertain and these factors are beyond the Company's control; however, it is likely that any future outbreaks of COVID-19, particularly if there are any increased cases of COVID-19 in Idaho, may have a material adverse effect on the Company's business, results of operations and financial condition.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds of any offering of securities under a Prospectus Supplement will be used for general corporate purposes, including funding potential future acquisitions and capital expenditures. More detailed information regarding the use of proceeds from a sale of securities will be included in the applicable Prospectus Supplement.

All expenses relating to an offering of securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company's general funds, unless otherwise stated in the applicable Prospectus Supplement.

The Company has incurred negative cash flow from operating activities for its financial year ended December 31, 2020. Accordingly, the majority or all of the net proceeds of any offering of securities under a Prospectus Supplement will be used to fund the proposed expenditures set out above or in the applicable Prospectus Supplement as well as other general working capital and administrative expenses which may cause the Company to continue to experience negative cash flow from its operating activities. See also "Risk Factors – History of Net Losses; Uncertainty of Additional Financing; Negative Operating Cash Flow".

Use of Proceeds from March 2020 Financing

The Company received gross proceeds of US$35.0 million pursuant an offering of convertible notes issued by a wholly owned subsidiary of the Company completed on March 17, 2020 (the "March 2020 Financing"), of which approximately US$28 million have been expended to date. The principal purposes for which such proceeds were used as at February 28, 2021 were as follows:

Use of Proceeds	Approximate Amount Expended (US$)
Permitting	$14 million
Feasibility and Technical studies	$2 million
General corporate and working capital purposes	$12 million
Total	$28 million

PRIOR SALES

The following table sets forth details of the price at which securities have been issued or are to be issued by the Company, the number of securities issued at that price and the date on which the securities were issued during the 12-month period prior to the date of this Prospectus (all on a post-Consolidation basis):

Date of Issuance	Number of Common Shares(1)	Issuance or Exercise Price per Common Share(1)		Reason for Issue
March 20, 2020	45,000	Cdn$	3.50	Grant of Stock Options
April 3, 2020	50,000	Cdn$	4.40	Grant of Stock Options
April 17, 2020	3,153	Cdn$	3.10	Exercise of Stock Appreciation Rights(2)
April 17, 2020 to November 18, 2020	44,750	Cdn$	3.10	Exercise of Stock Options
April 27, 2020	1,207	Cdn$	4.20	Exercise of Stock Appreciation Rights(2)
May 5, 2020	6,500	Cdn$	4.20	Exercise of Stock Options
May 8, 2020	1,057	Cdn$	4.20	Exercise of Stock Appreciation Rights(2)
May 22, 2020	9,500	Cdn$	6.30	Grant of Stock Options
July 21, 2020 to December 9, 2020	74,892	Cdn$	8.90	Exercise of Stock Options
July 21, 2020 to August 21, 2020	8,000	Cdn$	3.90	Exercise of Stock Options
July 27, 2020	3,943	Cdn$	5.90	Exercise of Stock Appreciation Rights(2)
July 29 to December 9, 2020	34,680	Cdn$	9.70	Exercise of Stock Options
July 30, 2020	840	Cdn$	6.60	Exercise of Stock Appreciation Rights(2)
July 31, 2030 to December 9, 2020	9,982	Cdn$	6.20	Exercise of Stock Options
August 4, 2020 to December 9, 2020	85,694	Cdn$	5.90	Exercise of Stock Options
August 4, 2020 to November 18, 2020	53,413	Cdn$	6.60	Exercise of Stock Options
August 6, 2020	12,000	Cdn$	8.30	Exercise of Stock Options
August 7, 2020	6,000	Cdn$	9.30	Exercise of Stock Options
August 20, 2020	4,687	Cdn$	8.90	Exercise of Stock Appreciation Rights(2)
August 21, 2020	4,750	Cdn$	8.80	Exercise of Stock Options
August 26, 2020	9,473,716	Cdn$	3.541	Note Conversion(3)
August 26, 2020	10,225,564	Cdn$	4.655	Note Conversion(3)
November 23, 2020	1,250	Cdn$	6.20	Exercise of Stock Appreciation Rights(2)
November 23, 2020	585	Cdn$	9.70	Exercise of Stock Appreciation Rights(2)
January 4 to February 8, 2021	51,284	Cdn$	3.10	Exercise of Stock Options
January 4 to 28, 2021	8,000	Cdn$	5.90	Exercise of Stock Options
January 4 to 28, 2021	5,375	Cdn$	6.20	Exercise of Stock Options
January 4 to March 20, 2021	6,150	Cdn$	6.60	Exercise of Stock Options
January 20, 2021	873,500	Cdn$	11.80	Grant of Stock Options
January 22, 2021	1,022	Cdn$	3.10	Exercise of Stock Appreciation Rights(2)
January 28 to March 20, 2021	4,000	Cdn$	3.90	Exercise of Stock Options
January 28, 2021	450	Cdn$	8.90	Exercise of Stock Options
January 28, 2021	3,750	Cdn$	9.70	Exercise of Stock Options
March 15, 2021	130,000	Cdn$	9.13	Grant of Stock Options
March 19, 2021	2,983	Cdn$	3.90	Exercise of Stock Appreciation Rights(2)
March 22, 2021	6,597	Cdn$	4.40	Exercise of Stock Appreciation Rights(2)
March 16 to 19, 2021	20,217	Cdn$	6.60	Exercise of Stock Appreciation Rights(2)

(1)	Presented on a post-Consolidation basis.

(2)	The Company's stock option plan includes stock appreciation rights ("SARs") which permit optionees to terminate vested stock options and receive Common Shares in lieu of the benefit which would have been received had the stock options been exercised.

(3)	Issued to Paulson & Co. Inc. ("Paulson") in respect of the exercise in full of the conversion feature of the convertible notes held by Paulson in the aggregate principal amount of Cdn$82,102,500.

TRADING PRICE AND VOLUME

The common shares of Perpetua are listed and posted for trading on both the TSX and Nasdaq under the symbol "PPTA". The following tables set forth the market price range and trading volumes of Perpetua Resources' common shares on each of the TSX and Nasdaq 12 month period prior to the date of this Prospectus (for the months indicated):

	TSX			Nasdaq(1)
Period 2021	High (Cdn$)	Low (Cdn$)	Volume	High (US$)	Low (US$)	Volume
March	11.52	7.01	1,023,989	9.21	5.52	3,552,386
February	11.57	7.98	1,169,526	9.45	6.26	683,522
January	14.40	8.70	907,175	n/a	n/a	n/a

Notes:

(1)    Presented on a post-Consolidation basis.

(2)    The Common Shares were listed and commenced trading on Nasdaq effective February 18, 2021.

	TSX(1)			Nasdaq(2)
Period 2020	High (Cdn$)	Low (Cdn$)	Volume	High (US$)	Low (US$)	Volume
December	1.43	1.10	7,869,361	n/a	n/a	n/a
November	1.47	1.11	6,160,966	n/a	n/a	n/a
October	1.53	1.07	6,871,434	n/a	n/a	n/a
September	1.79	1.32	12,108,334	n/a	n/a	n/a
August	2.04	1.45	29,004,835	n/a	n/a	n/a
July	1.79	0.69	25,272,445	n/a	n/a	n/a
June	0.72	0.52	5,217,474	n/a	n/a	n/a
May	0.68	0.52	5,753,218	n/a	n/a	n/a
April	0.67	0.41	6,660,603	n/a	n/a	n/a
March	0.56	0.235	5,476,932	n/a	n/a	n/a
February	0.61	0.50	3,928,580	n/a	n/a	n/a

Notes:

(1)    Presented on a pre-Consolidation basis.

(2)    The Common Shares were listed and commenced trading on Nasdaq effective February 18, 2021.

On March 31, 2021, the closing price of the Common Shares on the TSX and Nasdaq was CDN$7.64 and US$6.07 per Common Share, respectively.

DIVIDEND POLICY

Perpetua Resources has not declared or paid any dividends on its common shares since the date of formation. Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

CONSOLIDATED CAPITALIZATION

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of securities pursuant to such Prospectus Supplement.

There have been no material changes in the share and loan capital of the Company on a consolidated basis from December 31, 2020 to the date of this Prospectus other than as disclosed herein.

DESCRIPTION OF SHARE CAPITAL

Common Shares

The authorized capital of the Company consists of an unlimited number of common shares, without par value. As at the close of business on March 31, 2021, 47,593,991 common shares of the Company were issued and outstanding.

Shareholders are entitled to receive notice of and attend all meetings of shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the board of directors of the Company. Shareholders are entitled upon liquidation, dissolution or winding-up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

Options

As of the date of this Prospectus, there were stock options outstanding to purchase 2,784,350 common shares of the Company at exercise prices ranging from $3.50 to $11.80 with expiry dates ranging from April 19, 2021 to March 15, 2026.

Convertible Notes

As of the date of this Prospectus, up to 4,351,850 common shares of the Company may be issued pursuant to the conversion feature of the senior unsecured convertible notes issued in March 2016 of which remains an outstanding principal amount of Cdn$15,409,901.

DESCRIPTION OF SECURITIES OFFERED UNDER THIS PROSPECTUS

The Company may offer common shares, warrants, subscription receipts or units comprising any combination of common shares, warrants or subscription receipts, with a total value of up to US$100,000,000 from time to time under this Prospectus, together with any applicable Prospectus Supplement, at prices and on terms to be determined by market conditions at the time of offering. This Prospectus provides you with a general description of the securities the Company may offer. Each time the Company offers securities, it will provide a Prospectus Supplement that will describe the specific amounts, prices and other important terms of the securities, including, to the extent applicable:

•	designation or classification;

•	aggregate offering price;

•	original issue discount, if any;

•	rates and times of payment of dividends, if any;

•	redemption, conversion or exchange terms, if any;

•	conversion or exchange prices, if any, and, if applicable, any provisions for changes to or adjustments in the conversion or exchange prices and in the securities or other property receivable upon conversion or exchange;

•	restrictive covenants, if any;

•	voting or other rights, if any;

•	important United States and Canadian federal income tax considerations; and

•	any other material term or condition of the applicable securities.

A Prospectus Supplement may also add, update or change information contained in this Prospectus or in documents the Company has incorporated by reference. However, no Prospectus Supplement will offer a security that is not described in this Prospectus.

Description of Common Shares

The Company may offer common shares, which the Company may issue independently or together with warrants or subscription receipts, and the common shares may be separate from or attached to such securities. All of the Company's common shares have equal voting rights, and none of the common shares are subject to any further call or assessment. There are no special rights or restrictions of any nature attaching to any of the common shares and they all rank pari passu each with the other as to all benefits which might accrue to the holders of the common shares. The common shares are not convertible into shares of any other class and are not redeemable or retractable.

Description of Warrants

Warrants may be offered separately or together with other securities, as the case may be. Each series of warrants will be issued under a separate warrant indenture to be entered into between the Company and one or more banks or trust companies acting as warrant agent. The applicable Prospectus Supplement will include details of the terms and conditions of the warrants being offered. The warrant agent will act solely as the Company's agent and will not assume a relationship of agency with any holders of warrant certificates or beneficial owners of warrants. The following sets forth certain general terms and provisions of the warrants offered under this Prospectus. The specific terms of the warrants, and the extent to which the general terms described in this section apply to those warrants, will be set forth in the applicable Prospectus Supplement. If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any warrant indenture or form of warrant describing the terms and conditions of such Warrants that the Company is offering before the issuance of such Warrants.

The particular terms of each issue of warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of warrants;

•	the price at which the warrants will be offered;

•	the currency or currencies in which the warrants will be offered;

•	the designation and terms of the common shares purchasable upon exercise of the warrants;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	the number of common shares that may be purchased upon exercise of each warrant and the price at which and currency or currencies in which the common shares may be purchased upon exercise of each warrant;

•	the designation and terms of any securities with which the warrants will be offered, if any, and the number of the warrants that will be offered with each security;

•	the date or dates, if any, on or after which the warrants and the related securities will be transferable separately;

•	whether the warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•	material United States and Canadian tax consequences of owning the warrants; and

•	any other material terms or conditions of the warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of common shares issuable upon exercise of the warrants.

The Company reserves the right to set forth in a Prospectus Supplement specific terms of the warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such warrants.

Description of Subscription Receipts

The Company may issue subscription receipts, which will entitle holders to receive upon satisfaction of certain release conditions and for no additional consideration, common shares, warrants or a combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a "Subscription Receipt Agreement"), each to be entered into between the Company and an escrow agent (the "Escrow Agent"), which will establish the terms and conditions of the subscription receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. In the United States, the Company will file as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Subscription Receipt Agreement describing the terms and conditions of subscription receipts the Company is offering before the issuance of such subscription receipts. In Canada, the Company will file on SEDAR a copy of any Subscription Receipt Agreement after the Company has entered into it.

The following description sets forth certain general terms and provisions of subscription receipts and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement. The Company urges you to read the applicable Prospectus Supplement related to the particular subscription receipts that the Company sells under this Prospectus, as well as the complete Subscription Receipt Agreement.

The Prospectus Supplement and the Subscription Receipt Agreement for any subscription receipts the Company offers will describe the specific terms of the subscription receipts and may include, but are not limited to, any of the following:

•	the designation and aggregate number of subscription receipts offered;

•	the price at which the subscription receipts will be offered;

•	the currency or currencies in which the subscription receipts will be offered;

•	the designation, number and terms of the common shares, warrants or combination thereof to be received by holders of subscription receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;

•	the conditions (the "Release Conditions") that must be met in order for holders of subscription receipts to receive for no additional consideration common shares, warrants or a combination thereof;

•	the procedures for the issuance and delivery of common shares, warrants or a combination thereof to holders of subscription receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of subscription receipts upon delivery of the common shares, warrants or a combination thereof upon satisfaction of the Release Conditions (e.g., an amount equal to dividends declared on common shares by the Company to holders of record during the period from the date of issuance of the subscription receipts to the date of issuance of any common shares pursuant to the terms of the Subscription Receipt Agreement);

•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the "Escrowed Funds"), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold common shares, warrants or a combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

•	if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the subscription receipts;

•	procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price for their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•	any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event this Prospectus, the Prospectus Supplement under which subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of the Company to purchase the subscription receipts in the open market by private agreement or otherwise;

•	whether the Company will issue the subscription receipts as global securities and, if so, the identity of the depositary for the global securities;

•	whether the Company will issue the subscription receipts as bearer securities, registered securities or both;

•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the subscription receipts;

•	the identity of the Escrow Agent;

•	whether the subscription receipts will be listed on any exchange;

•	material United States and Canadian federal tax consequences of owning the subscription receipts; and

•	any other terms of the subscription receipts.

The holders of subscription receipts will not be shareholders of the Company. Holders of subscription receipts are entitled only to receive common shares, warrants or a combination thereof on exchange of their subscription receipts, plus any cash payments provided for under the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, the holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

The Company reserves the right to set forth in a Prospectus Supplement specific terms of the subscription receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the subscription receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such subscription receipts.

Description of Units

The Company may issue units comprised of one or more of the other securities described in this Prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement, if any, under which a unit is issued may provide that the securities comprising the unit may not be held or transferred separately, at any time or at any time before a specified date. If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any unit agreement describing the terms and conditions of such units that Perpetua Resources is offering before the issuance of such units.

The particular terms and provisions of units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such units.

•	the particular terms of each issue of units will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of units offered;

•	the price at which the units will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the units are denominated;

•	the terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	the number of securities that may be purchased upon exercise of each unit and the price at which and currency or currency unit in which that amount of securities may be purchased upon exercise of each unit;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	any other material terms, conditions and rights (or limitations on such rights) of the units.

The Company reserves the right to set forth in a Prospectus Supplement specific terms of the units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such units.

DENOMINATIONS, REGISTRATION AND TRANSFER

The securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement (unless otherwise provided with respect to a particular series of debt securities pursuant to the provisions of the applicable indenture, as supplemented by a supplemental indenture). Other than in the case of book-entry only securities, securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the securities, but we may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of securities, we may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry only securities, a global certificate or certificates representing the securities will be held by a designated depository for its participants. The securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the securities. The interests of such holders of securities will be represented by entries in the records maintained by the participants. Holders of securities issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the securities are purchased in accordance with the practices and procedures of that participant.

PLAN OF DISTRIBUTION

Perpetua Resources may sell the securities to or through underwriters or dealers, and also may sell securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the securities and the proceeds to the Company from the sale of the securities. Only those underwriters, dealers or agents named in a Prospectus Supplement will be the underwriters, dealers or agents in connection with the securities offered thereby.

The securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions deemed to be "at the market distributions" as defined in Canadian National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSX, Nasdaq or other existing markets for the securities. Additionally, this Prospectus and any Prospectus Supplement may also cover the initial resale of the securities purchased pursuant thereto. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Company.

In connection with any offering of securities, other than an "at-the-market distribution", the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Unless otherwise specified in a Prospectus Supplement, there is no market through which the Company's warrants or subscription receipts may be sold and you may not be able to resell any such securities purchased under this Prospectus or any Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the securities (excluding any common shares) will not be listed on any securities exchange. This may affect the pricing of such securities on the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors".

In connection with the sale of securities, underwriters, dealers and agents may receive compensation from the Company or from purchasers of the securities from whom they may act as agents in the form of discounts, concessions or commissions. Any such commissions will be paid out of the Company's general funds. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

Underwriters, dealers and agents who participate in the distribution of the securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

CERTAIN INCOME TAX CONSIDERATIONS

Owning any of the Company's securities may subject you to tax consequences both in the United States and Canada.

Although the applicable Prospectus Supplement may describe certain Canadian and United States federal income tax consequences of the acquisition, ownership and disposition of any securities offered under this Prospectus by an initial investor, the Prospectus Supplement may not describe these tax consequences fully. You should consult your own tax advisor with respect to your particular circumstances.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are Deloitte LLP located in Vancouver, British Columbia. Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia, and within the meaning of the United States Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

The registrar and transfer agent for the Company's common shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

EXPERTS

Names of Experts

Richard Zimmerman, Art Ibrado, Grenvil Dunn, Garth Kirkham, Christopher Martin, Peter Kowalewski, Christopher (Chris) Roos and Scott Rosenthal are the named persons responsible for the preparation of the Stibnite Gold Feasibility Study, and at the date of that report were "qualified persons", and all were independent, as defined in NI 43-101.

Christopher Dail, C.P.G. is responsible for certain information of a scientific or technical nature in this Prospectus relating to the Company's Stibnite Gold Project.

Interests of Experts

Based on information provided by the experts named above, none of the experts above, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates (based on information provided to the Company by the experts) or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Christopher Dail, C.P.G. is the Exploration Manager of the Company. Mr. Dail has been granted stock options of the Company in the course of his employment but these interests held by Mr. Dail in the Company has at all times represented less than 1% of the issued and outstanding common shares of the Company.

enforcement of judgments against foreign persons OR COMPANIES

The following persons reside outside of Canada or, in the case of companies, are incorporated, continued or otherwise organized under the laws of a foreign jurisdiction and each has appointed an agent listed below, if applicable, for service of process in Canada:

Name of Person	Name and Address of Agent
Laurel Sayer President, CEO & Director	Miller Thomson LLP Suite 400, 725 Granville Street Vancouver, BC V7Y 1G5
Marcelo Kim Director	Miller Thomson LLP Suite 400, 725 Granville Street Vancouver, BC V7Y 1G5
Robert Dean Director	Miller Thomson LLP Suite 400, 725 Granville Street Vancouver, BC V7Y 1G5
David Deisley Director	Miller Thomson LLP Suite 400, 725 Granville Street Vancouver, BC V7Y 1G5
Jeff Malmen Director	Miller Thomson LLP Suite 400, 725 Granville Street Vancouver, BC V7Y 1G5
Chris Papagianis Director	Miller Thomson LLP Suite 400, 725 Granville Street Vancouver, BC V7Y 1G5
Chris Robison Director	Miller Thomson LLP Suite 400, 725 Granville Street Vancouver, BC V7Y 1G5
Alex Sternhell Director	Miller Thomson LLP Suite 400, 725 Granville Street Vancouver, BC V7Y 1G5
Richard Zimmerman, R.G. Registered Professional Geologist, M3 Engineering & Technology Corporation	N/A
Art Ibrado, Ph.D., P.E. Project Manager and Metallurgist, M3 Engineering & Technology Corporation	N/A
Grenvil Dunn, C.Eng. Director, Hydromet WA Pty Ltd.	N/A
Christopher (Chris) Roos, P.E. Consulting Engineer, Value Consulting, Inc.	N/A
Scott Rosenthal, P.E. Consulting Engineer, Value Consulting, Inc.	N/A
Peter Kowalewski, P.E. Principal Engineer, Tierra Group International, Ltd.	N/A

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, or resides outside of Canada, even if the party has appointed an agent for service of process.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents referred to under the heading "Documents Incorporated by Reference"; (ii) consents of the Company's auditors and experts,; (iii) any underwriting agreement, warrant agreement, subscription receipt agreement or similar agreement that is required to be filed, and (iv) powers of attorney from the Company's directors and officers.

ADDITIONAL INFORMATION

Perpetua Resources has filed with the SEC a registration statement on Form F-10 relating to the securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement". Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Company sells securities under the registration statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add to, update or change information contained in this Prospectus.

Perpetua Resources is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, Perpetua Resources is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, Perpetua Resources is not required to publish financial statements as promptly as U.S. companies.

You may read and download some of the documents we have filed with the SEC's Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that we have filed with the Canadian securities regulatory authorities at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation existing under the Business Corporations Act (British Columbia). Some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon the Company or experts who are not residents of the United States or to enforce judgments of courts of the United States predicated upon the Company's civil liability and the civil liability of its experts under the United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company has appointed Puglisi & Associates as its agent for service of process in the United States in connection suit or proceeding brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the securities under this Prospectus and any Prospectus Supplement.

PURCHASERS' CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

Original purchasers of warrants (if offered separately) and subscription receipts will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such warrant and subscription receipt, as the case may be. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the warrant or subscription receipt, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

PERPETUA RESOURCES CORP.

US$50,000,000

Common Shares at a price of US$5.25 per Common Share

PROSPECTUS SUPPLEMENT

August 13, 2021

B. Riley Securities

Cantor